UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16

                                        OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL, 2006

                        COMMISSION FILE NUMBER 000-13727

                           PAN AMERICAN SILVER CORP.


                       Suite 1500, 625 Howe Street Street
                  Vancouver, British Columbia, Canada V6C 2T6



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F         Form 40-F   X
                           ------             ------
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   X
                      ------                  ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                 PAN AMERICAN
                                 SILVER CORP.




                                   NOTICE OF
                          2006 ANNUAL GENERAL MEETING


                                  ------------


                              INFORMATION CIRCULAR


                               TABLE OF CONTENTS



NOTICE OF ANNUAL GENERAL MEETING.................................................................................ii

INFORMATION CIRCULAR..............................................................................................1
     Solicitation of Proxies......................................................................................1
     Appointment of Proxyholder...................................................................................1
     Revocation of Proxy..........................................................................................2
     Voting by Non-Registered Shareholders........................................................................2
     Voting of Proxies............................................................................................3
     Exercise of Discretion.......................................................................................3
     Voting Securities and Principal Holders of Voting Securities.................................................4
     Quorum and Votes Necessary...................................................................................4
     Particular Matters to be Acted Upon..........................................................................4
         Appointment of Auditors..................................................................................4
         Election of Directors....................................................................................5
         Approval of Amendment of Articles and Notice of Articles.................................................6
     Corporate Governance.........................................................................................9
         Composition of the Board.................................................................................9
         Board Committees........................................................................................10
         Summary of Attendance of Directors......................................................................13
         Code of Ethical Conduct.................................................................................13
     Directors' and Officers' Liability Insurance................................................................13
     Executive Compensation......................................................................................14
         Summary Compensation Table..............................................................................14
         Long-Term Incentive Plan................................................................................15
         Stock Options...........................................................................................15
         Termination of Employment, Change in Responsibilities and Employment Contracts..........................17
         Compensation Committee..................................................................................17
         Report on Executive Compensation........................................................................18
         Compensation of Directors...............................................................................19
         Equity Compensation Plan Information....................................................................20
         Plan Category...........................................................................................20
         Performance Graph.......................................................................................21
     Interest of Insiders in Material Transactions...............................................................21
     Management Contracts........................................................................................21
     Interest of Certain Persons in Matters to be Acted Upon.....................................................21
     Other Matters...............................................................................................21
     Additional Information......................................................................................22
     Approval of this Circular...................................................................................22

APPENDIX "A" - Proposed Resolutions ............................................................................A-1
APPENDIX "B" - Amended Articles and Notice of Articles..........................................................B-1
APPENDIX "C" - Corporate Governance Disclosure..................................................................C-1

                           PAN AMERICAN SILVER CORP.

                        NOTICE OF ANNUAL GENERAL MEETING

         NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of PAN AMERICAN SILVER CORP. (the "Company") will be held in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Wednesday, May 3, 2006 at 2:00 p.m. (Vancouver time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2005, together with the auditors' report thereon;

2. to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;

3. to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;

4.       to elect directors of the Company;

5. to consider and, if thought appropriate, to pass a special resolution (the "Amendment of Articles and Notice of Articles Resolution") approving certain amendments to the articles and notice of articles of the Company under the Business Corporations Act (British Columbia), the complete text of which is set out in Appendix "B" to the attached Information Circular for the Meeting;

6. to consider amendments to or variations of any matter identified in this Notice of Meeting; and

7. to transact such further and other business that does not have a material effect on the business of the Company as may be properly brought before the Meeting or any and all adjournments thereof.

         Accompanying this Notice of Meeting are: (i) an Information Circular;
(ii) an Instrument of Proxy and Notes thereto; and (iii) a reply card for use by shareholders who wish to receive the Company's interim financial statements.

         If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

         If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

         If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

         This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about March 29, 2006.

         DATED at Vancouver, British Columbia, this 21st day of March, 2006.

                                                   BY ORDER OF THE BOARD

                                                   /s/ ROBERT PIROOZ
                                                   ROBERT PIROOZ,
                                                   General Counsel and Secretary

[GRAPHIC OMITTED]
                                 PAN AMERICAN
                                 SILVER CORP.





                              INFORMATION CIRCULAR



Solicitation of Proxies

         This Information Circular is furnished in connection with the solicitation by the management of PAN AMERICAN SILVER CORP. (the "Company") of proxies to be voted at the annual general meeting of the shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Wednesday, May 3, 2006, in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, and any adjournments thereof (the "Meeting").

         Management's solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company's registrar and transfer agent. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

         Unless the context otherwise requires, references herein to "Pan American" mean the Company and its subsidiaries. The principal executive office of the Company is located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147. The Company's website address is www.panamericansilver.com. The information on that website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

         Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

         The date of this Information Circular is March 21, 2006, and it is first being sent to shareholders on or about March 29, 2006.


Appointment of Proxyholder

         The persons named in the accompanying form of proxy for the Meeting are directors or officers of the Company, or both. A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person's name in the blank space provided.

         The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder's attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention:
Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

         If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.



Revocation of Proxy

         A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company's registrar and transfer agent in the manner described above, or in any other manner permitted by law.



Voting by Non-Registered Shareholders

         Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting. However, in many cases, common shares in the capital of the Company (the "Shares") beneficially owned by a holder (a "Non-Registered Holder") are registered either:

         (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

         (b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

         Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

         (a) receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

         (b) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.

         The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

         In addition, there are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called "OBOs", for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs", for Non-Objecting Beneficial Owners). Up until September 2002, Issuers (including the Directors and Officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation, except for the distribution of proxy-related materials directly to NOBOs. This was the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is the second stage of the implementation of NI 54-101.

         The Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from our Transfer Agent, Computershare Investor Services Inc. (or Computershare Investor Services Inc as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting services, as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.



Voting of Proxies

         Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly. If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting. If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the Shares represented by that proxy for any director.



Exercise of Discretion

         The accompanying form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the persons appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business. At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.



Voting Securities and Principal Holders of Voting Securities

         The Company is authorized to issue 100,000,000 common shares without par value of which 67,693,101 fully paid and non-assessable Shares are issued and outstanding as of March 6, 2006. The holders of Shares are entitled to one vote for each Share held. The Company has no other classes of voting securities.

         Any holder of record of Shares at the close of business on Monday, March 6, 2006 and any holder of record of the Company's outstanding 5.25% convertible unsecured senior subordinated debentures at the close of business on March 6, 2006 will be entitled to receive notice of the Meeting. Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Shares voted at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

         To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the issued and outstanding Shares as at March 6, 2006.



Quorum and Votes Necessary

         Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of one shareholder, or one proxyholder representing a shareholder or shareholders, holding not less than one-twentieth of the issued Shares entitled to be voted at the Meeting.

         With respect to the proposed reappointment of the Company's auditors and the authorization of the board of directors of the Company (the "Board") to fix the remuneration to be paid to the Company's auditors, the Business Corporations Act (British Columbia) and the Company's Memorandum and Articles require that shareholders approve the proposed actions by ordinary resolution. An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.

         With respect to the proposed amendments to the Company's articles and notice of articles, the Business Corporations Act (British Columbia) and the Company's articles and notice of articles require that shareholders approve the proposed actions by special resolution. A special resolution must be approved by not less than 3/4 of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.



Particular Matters to be Acted Upon

Appointment of Auditors

         Unless otherwise instructed, the accompanying form of proxy will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the Board to fix the remuneration to be paid to the auditors of the Company. Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.

Election of Directors

         The Board has determined that eight directors will be elected at the Meeting for the ensuing year.

         The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees herein listed. Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's Shares are to be withheld from voting on the election of directors. Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

         The following table sets out the names of management's nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at March 6, 2006.


                                                Principal Occupation,                                     Number of
   Name, Residence and Position                Business or Employment       Director Since               Shares Held
---------------------------------          ----------------------------    ------------------      -------------------
ROSS J. BEATY (4)                          Chairman of the Company;         Sept. 30, 1988              1,900,557(5)
Vancouver, B.C.                            formerly Chief Executive
Chairman                                   Office of the Company.


GEOFFREY A. BURNS  (4)                     President and Chief Executive    July 1, 2003                   13,648
North Vancouver, B.C.                      Officer of the Company;
President, Chief Executive Officer and     formerly Chief Financial
Director                                   Officer of Coeur d'Alene Mines
                                           Corporation

WILLIAM A. FLECKENSTEIN(3) (4)(8)          President of Fleckenstein        May 9, 1997                  223,584(6)
Seattle, Washington                        Capital, Inc. (investment
Director                                   counselling firm)

MICHAEL LARSON(4)                          Business Manager of Cascade      November 29, 1999           3,329,040(7)
Seattle, Washington                        Investment, LLC (a private
Director                                   investment company)

MICHAEL J.J. MALONEY (1)(2)(3)(4)          Private Investor                 Sept. 11, 1995 to              25,000
Seattle, Washington                                                         November 29, 1999;
Director                                                                    re-elected May 15, 2000

PAUL B. SWEENEY(1) (4)                     Private Investor; formerly       August 6, 1999                  5,040
Surrey, B.C.                               Vice President and Chief
Director                                   Financial Officer of Canico
                                           Resource Corp.


                                                Principal Occupation,                                     Number of
   Name, Residence and Position                Business or Employment       Director Since               Shares Held
---------------------------------          ----------------------------    ------------------      -------------------
JOHN M. WILLSON (1)(2)(4)                  Retired since April 2000;        April 4, 2002                   7,040
Vancouver, B.C.                            formerly Chief Executive
Director                                   Officer of Placer Dome Inc.

JOHN H. WRIGHT (4)                         Retired since July 2003;         Sept. 30, 1988                20,040(5)
Vancouver, B.C.                            formerly President and Chief
Director                                   Operating Officer of the
                                           Company

---------------------------------
(1)      Member of the Audit Committee.
(2)      Member of the Compensation Committee.
(3)      Member of the Nominating and Governance Committee.
(4)      Member of the Environmental Committee.
(5) Messrs. Beaty and Wright each hold directly, in trust for the Company, one share in the capital of Pan American Silver S.A.C. Mina Quiruvilca, an indirect subsidiary of the Company.
(6) Mr. Fleckenstein holds a portion of these Shares directly, a portion indirectly and exercises control or direction over a portion on behalf of a fund.
(7) Mr. Larson exercises control or direction over 3,320,000 Shares on behalf of Cascade Investment LLC.
(8)      Independent lead director.

         The information as to the municipality and province or state of residence, principal occupation, business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees as at March 6, 2006.

Approval of Amendment of Articles and Notice of Articles

Background to Proposed Amendments

         On March 29, 2004, the government of British Columbia repealed the Company Act (the "Company Act") and adopted, as a replacement, the Business Corporations Act (the "Business Corporations Act"). This new legislation is intended to make British Columbia's corporate laws more consistent with corporate laws in other Canadian and U.S. jurisdictions and to provide British Columbia companies with greater flexibility in determining their governance structures.

Removal of Pre-Existing Company Provisions
------------------------------------------

         Every "Pre-existing Company" incorporated under the old Company Act is automatically subject to the "Pre-existing Company Provisions" of the Business Corporations Act. The Pre-existing Company Provisions provide for continuity between the old and new legislation by continuing the application to Pre-Existing Companies of certain provisions of the old Company Act which are not contained in the Business Corporations Act. The Company has the option of no longer being subject to these Pre-existing Company Provisions, if shareholders approve such a change.

         At the Meeting, shareholders of the Company will be asked to consider and, if thought appropriate, to pass a special resolution (the "Removal of PCPs Resolution") to remove the application of the Pre-Existing Company Provisions to the Company. The removal of the Pre-existing Company Provisions will require an amendment to the Company's notice of articles which currently states that the Company is subject to the Pre-existing Existing Company Provisions.

         Since the Company is a public company, only two of the Pre-Existing Company Provisions are applicable to the Company: (1) the requirement under the Company Act that special resolutions be approved by not less than 3/4 of the votes cast in person or by proxy at a meeting of shareholders; and (2) the requirement under the Company Act that, subject to certain exceptions, acquisitions by the Company of its own Shares must be made on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer.

         If the shareholders pass the Removal of PCPs Resolution, any subsequent special resolutions submitted to the shareholders for approval will only require approval by ? rather than 3/4 of votes cast by shareholders on the resolution. The Company is required to seek approval by special resolution of the shareholders for major corporate changes including the approval of amendments to the Company's authorized share capital, certain types of amalgamation and arrangement transactions and the continuance of the Company out of the jurisdiction of the Business Corporations Act. The lower threshold for approval of special resolutions permitted under the Business Corporations Act will make it easier for the Company to obtain shareholder approval for, and to give effect to, such corporate changes. A decrease in the approval threshold is desirable if you wish to make it easier for the Company to give effect to such changes, but may not be desirable if you disagree with a particular change or believe that a greater level of approval should be obtained before giving effect to such a change. Many other Canadian corporate statutes, including the Canada Business Corporation Act, require only a ? majority to approve a special resolution.

         If the shareholders pass the Removal of PCPs resolution and the New Articles and Notice of Articles Resolution (described below), the Company will no longer be required, in making offers to purchase its Shares, to make such offers on a proportionate basis to all shareholders. The existing exceptions to the proportionate purchase requirement do, in many cases, allow the Company to acquire shares on a non-proportionate basis. However, the Company believes that the requirement to acquire Shares on a proportionate basis may be overly restrictive in future transactions, where the ability to purchase some but not all of the shares may be necessary or desirable.

         For the reasons described above, the Board is recommending that shareholders vote in favour of the Removal of PCPs Resolution. In the event that the Removal of PCPs Resolution is not approved by the requisite majority at the Meeting, the Company will continue to be subject to the Pre-Existing Company Provisions and all special resolutions will continue to require approval by 3/4 of the votes cast in person or by proxy at a meeting of the shareholders.

Additional Proposed Changes to Articles
---------------------------------------

         With the repeal of the Company Act and its replacement with the Business Corporations Act, the articles of the Company require certain minor amendments to replace references to the Company Act with references to the Business Corporations Act, to update terminology to reflect the terms used in the Business Corporations Act and to update certain administrative matters that differ under the new Business Corporations Act. For example, management of the Company recommends that the articles be amended to:

         o remove references to the "Memorandum of the Company", which no longer exists under the Business Corporations Act, or, where appropriate, to replace such references with a reference to the Company's "Notice of Articles";

         o replace all references to "members" with a reference to "shareholders", to reflect the new terminology used in the Business Corporations Act;

         o replace all references to "register of members" with a reference to "central securities register", to reflect the new terminology of the Business Corporations Act;

         o replace the "Disclosure of Interest of Directors" provisions, which contain references to specific sections of the Company Act and, unlike the Business Corporations Act, do not apply to officers, with similar disclosure of interest provisions which apply to both directors and senior officers and reflect certain administrative requirements under the Business Corporations Act regarding the deposit of written disclosure in the Company's records office;

         o delete the provision which requires the Company to acquire its Shares on a proportionate basis from all shareholders, for the same reasons described above under "Removal of Pre-Existing Company Provisions";

         o update the indemnity provisions so that indemnification of directors and officers is no longer "subject to the Company Act", which required the Company to obtain court approval of such indemnities, but is "Subject to the Business Corporations Act", which gives the Company the right to indemnify current and former directors and officers of the Company and its affiliates (each an "eligible party") without seeking court approval, and to otherwise amend the indemnity provisions of the Articles to reflect the following limitations on indemnities provided for under the Business Corporations Act:

                   o the Company will not be entitled to indemnify an eligible party in respect of an "eligible proceeding" where that eligible party: (a) did not act honestly and in good faith with a view to the best interests of the Company; and (b) did not have reasonable grounds for believing that their conduct was lawful; and

                   o the Company will not be entitled to indemnify an eligible party where the person bringing the proceeding against the eligible party is the Company or an associated corporation; and

         o remove the reference to the requirement under the Company Act to publish advance notice of the election of directors in the newspaper, which is no longer required under the Business Corporations Act.

         In addition to the changes above, the Company has elected at this time to take advantage of the flexibility of the new Business Corporations Act and propose the following further amendments to the articles:

                   o any significant change of the business of the Company, disposition of all or substantially all of the assets of the Company or a merger or plan of arrangement involving the Company must be approved by a special resolution requiring 2/3 of the votes cast by shareholders on the resolution;

                   o the quorum required for the transaction of business at a meeting will be increased from one shareholder, or proxyholder representing a shareholder, holding not less than one-twentieth of the issued shares entitled to be voted at the meetings, to two individuals who are shareholders, or proxyholders representing shareholders, holding not less than one-quarter of the issued shares entitled to be voted at the meetings; and

                   o the chair of the Board does not have a second or casting vote at any meeting of the directors of the Company, nor does the chair have a casting vote in the case of an equality of votes upon a resolution submitted for approval at an annual general meeting of shareholders.

         In addition to the changes above, the Company has elected at this time to take advantage of the flexibility of the new Business Corporations Act and proposes the following further amendment to the notice of articles:

                   o the authorized share capital of the Company will be increased from 100,000,000 Shares to 200,000,000
                            Shares.

         The Company has elected to increase its authorized share capital as aforementioned in order to ensure it has reasonable commercial flexibility to take advantage of growth opportunities in a timely manner, while setting a maximum authorized share capital that would effectively require that any significant transactions are properly placed before the Shareholders for approval. Without this increase in authorized share capital, the Company may not be able to compete effectively for acquisitions with other mining industry participants who are not subject to such capital restraints.

         At the Meeting, shareholders of the Company will be asked to consider and, if thought appropriate, to pass a special resolution (the "New Articles and Notice of Articles Resolution") to delete and cancel the existing articles of the Company and to adopt articles and notice of articles substantially in the form attached hereto as Appendix "B" as the new articles and notice of articles (the "New Articles and Notice of Articles") of the Company. The New Articles and Notice of Articles Resolution is annexed as Resolution No. 1 of Appendix "A" to this Information Circular.

         If the New Articles and Notice of Articles Resolution is not approved, the Company will continue to operate under the existing articles and will, where possible, interpret the existing Articles in light of the new provisions of the Business Corporations Act.

         For full particulars of the changes, please refer to the full text of the proposed New Articles and Notice of Articles which are attached as Appendix "B" to this Information Circular.



Corporate Governance

         The Board is required to supervise the management of the business and affairs of the Company. In February 1996 the Board adopted a formal written mandate which defined its stewardship responsibilities. This mandate was revised, amended and restated in April 2003, March 2005 and again in November, 2005, in light of the adoption of Multilateral Instrument 52-110 - Audit Committees, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Instrument 58-201 - Corporate Governance Guidelines ("NI 58-201" and, together with NI 58-101, the "Corporate Governance Disclosure Rules") as well as the provisions of the Sarbanes-Oxley Act of 2002 and proposed changes to the Nasdaq's corporate governance requirements.

         The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders' interests and maximizing shareholder value.

         Both the Corporate Governance Disclosure Rules and the Nasdaq rules have established guidelines for effective governance of listed companies. The Board is of the view that the Company's system of corporate governance meets or exceeds these guidelines.

         The Company's corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Appendix "C" to this Information Circular.

Composition of the Board

         The Board currently consists of eight directors, six of whom, William
A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney, John M. Willson and John H. Wright, qualify as unrelated directors under the TSX Guidelines, Multilateral Instrument 52-110 - Audit Committees and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company. Five of these directors also qualify as independent directors under Nasdaq rules, but Mr. Wright is not yet independent under these rules by virtue of previously serving as President and Chief Operating Officer of the Company from 1998 until July 2003. Mr. Wright will qualify as an independent under Nasdaq rules in July 2006. Ross J. Beaty and Geoffrey A. Burns are related directors who are not independent due to their management position with the Company.

Board Committees

         The Board has established four committees: the Audit Committee, the Compensation Committee, the Health, Safety and Environment Committee and the Nominating and Governance Committee. Each committee operates in accordance with the Board's formal written mandate which defines its stewardship responsibilities. Committee members are appointed annually following the Company's annual general meeting.

         The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

         The Audit Committee is composed of three directors, all of whom are unrelated directors for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq rules. The Chairman of the Audit Committee is Paul B. Sweeney. All members of the Audit Committee are financially literate. The Company considers "financial literacy" to be the ability to read and understand a company's fundamental financial statements, including a company's balance sheet, income statement and a cash flow statement. Mr. Sweeney has significant employment experience in finance and accounting - he previously served as the Chief Financial Officer of Canico Resource Corp., Manhattan Minerals Corp. and Sutton Resources Ltd. - and has the requisite professional certification in accounting, as a member of the Certified General Accountants Association of British Columbia, to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

         The Audit Committee assists the Board in its oversight functions as they relate to the Company's accounting, financial reporting, auditing, risk management and internal controls. The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices;
(b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company's MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company's independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the scope and adequacy of audits to be conducted by the Company's independent auditors; (h) adopting and annually reassessing the formal terms of reference for the Company's independent auditors; (i) monitoring and evaluating the independence and performance of the Company's independent auditors; (j) overseeing the work of the Company's independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (k) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (l) reviewing all post-audit management letters containing the recommendations of the Company's independent auditors and management's response or follow-up thereto;
(m) reviewing, monitoring and periodically assessing the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
(n) monitoring the Company's compliance with legal and regulatory requirements related to financial reporting and disclosure; (o) monitoring and evaluating the adequacy of the Company's internal accounting and audit procedures; (p) reviewing and approving the Company's hiring policies regarding partners, employees and former partners and employees of the independent auditor; (q) reviewing and ensuring the acceptability of the Company's accounting principles; (r) identifying the principal financial risks of the Company; (s) overseeing management's reporting on internal controls and ensuring that management has designed and implemented an effective system of internal controls; (t) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (u) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board's formal written mandate; and (v) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it. The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. Additional information relating to the Audit Committee is contained in Appendix "A" of the Company's Annual Information Form dated March 30, 2006.

         The Audit Committee has prohibited the use of the Company's independent auditors for the following non-audit services:

         o bookkeeping or other services related to the accounting records or financial statements of the Company;

         o financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

         o appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to the Company's financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

         o    actuarial services;

         o    internal audit outsourcing services;

         o    management functions or human resources functions;

         o    broker-dealer, investment advisor or investment banking services;

         o    legal services; and

         o    expert services unrelated to audits.

         As described above under the heading "Particular Matters to be Acted Upon - Appointment of Auditors", the auditors of the Company are Deloitte & Touche LLP. Fees paid or accrued by the Company and its subsidiaries for audit and other services provided by Deloitte & Touche LLP and its related entities during the years ended December 31, 2005 and 2004 were as follows:


                                                              Year ended December 31,      Year ended December
                                                                    2005 (CDN$)              31, 2004 (CDN$)
                                                            -----------------------------------------------------

    Audit Fees............................................                 $347,900                 $187,084
    Audit Related Fees....................................                    3,000                       --
    Tax-Related Fees......................................                   57,000                    3,826
    Other Fees............................................                      nil                  122,593
                                                                                ---                  -------

    Total:                                                                 $407,900                 $314,403


         -------------------
         The Audit Committee approved all non-audit services provided by Deloitte & Touche LLP to the Company in 2005 and 2004.

Compensation Committee

         The Compensation Committee is comprised of two directors, both of whom are independent directors for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq rules. The Chairman of the Compensation Committee is John M. Willson. The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company's Stock Option Plan, and delivers an annual report to shareholders on executive compensation.

Health, Safety and Environment Committee

         The Health, Safety and Environment Committee consists of all eight directors (which represents all of the members of the Board), six of whom are independent directors for the purposes of the Corporate Governance Disclosure Rules and five of whom are independent directors for purposes of the Nasdaq rules. The Chairman of the Health, Safety and Environment Committee, Ross J. Beaty, is a related director. The Company recognizes that proper care of the environment and the health and safety of its employees is integral to its existence, its employees, the communities in which is operates and all of its operations. Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the "Global Statement") and to the Company's Health and Safety Policy and Environmental Policy (the "HSE Policies"). The Company's operating subsidiaries have responsibility for compliance with the Global Statement and the HSE Policies, and in connection therewith, are committed to, inter alia: (i) complying with applicable environmental laws and regulations of the countries and regions in which they operate; (ii) exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize potentially harmful environmental impacts; (iii) educating employees regarding environmental matters and potential work environment hazards, and how to implement accident prevention programs; (iv) conducting regular reviews and reporting findings to management and the Board to ensure complete and transparent corporate wide knowledge of the Company's environmental performance; (v) ensuring that emergency response plans are in place at each operation to protect against unforeseen events that may harm the environment;
(vi) developing, operating and auditing environmental management systems at each of the Company's operations that meet or exceed those in use by other peer companies; (vii) providing a safe work environment by minimizing and/or eliminating hazards; (viii) providing for annual audits of health and safety programs; (ix) developing and operating health and safety management programs at each of the Company's operations. The Health, Safety and Environment Committee ensures that an audit is made, not less than annually, of all exploration, construction, exploitation, remediation and mining activities undertaken by the Company's operating subsidiaries to assess consistency with the Global Statement.

Nominating and Governance Committee

         The Nominating and Governance Committee consists of two directors, both of whom are independent directors for the purposes of both the Corporate Governance Disclosure Rules the Nasdaq rules. The Chairman of the Nominating and Governance Committee is Michael J.J. Maloney. The Nominating and Governance
Committee: oversees the effective functioning of the Board; oversees the relationship between the Board and management of the Company; ensures that the Board can function independently of management at such times as is desirable or necessary; assists the Board in providing efficient and effective corporate governance for the benefit of shareholders; identifies possible nominees for the Board; and reviews the qualifications of possible nominees for, and current members, of the Board. The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to: (i) the independence of each director; (ii) the competencies, skills and experience that each existing director should possess; (iii) the appropriate size and composition of the Board; (iv) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees; (v) the appropriateness of the terms of the mandate and responsibilities of the Board;

(iv) the compensation of the directors of the Company in light of time commitments, comparative fees, risks and responsibilities; and (v) the directorships, if any, held by the Company's directors and officers in other corporations.

Summary of Attendance of Directors

         The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2005:

                                                                      Nominating    Health,Safety
                                                                          and           and         Independent
         Director               Board       Audit     Compensation    Governance      Environment    Board Only
         --------               -----       -----     ------------    ----------      -----------    -----------
                             5 meetings  4 meetings    6 meetings     1 meeting       5 meetings     2 meetings
ROSS J. BEATY                     5           -             -             -                5             -

GEOFFREY A. BURNS                 5           -             -             -                5             -

WILLIAM A. FLECKENSTEIN           5           -             -             1                5             2

MICHAEL LARSON                    5           -             -             -                5             2

MICHAEL J.J. MALONEY              5           4             6             1                5             2

PAUL B. SWEENEY                   5           4             -             -                5             2

JOHN M. WILLSON                   5           4             6             -                5             2

JOHN H. WRIGHT                    5           -             -             -                5             2

Code of Ethical Conduct

         As part of its stewardship responsibilities, in February of 2003, the Board adopted formal "Standards of Ethical Conduct" which were designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. These standards were revised, amended and restated as a "Code of Ethical Conduct" (the "Code") in November of 2005 in light of the adoption of NI 58-201 and NI 58-101. The Code is applicable to all the Company's directors, officers and employees. The full text of the Code is available free of charge to any person upon request from the General Counsel and Secretary of the Company at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, Telephone: (604) 684-1175. The Board monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers. Disclosure will be made by the Company of any waiver from the requirements of the Code granted to the Company's directors or executive officers in the Company's quarterly report that immediately follows the grant of such waiver.


Directors' and Officers' Liability Insurance

         The Company maintains two Directors' and Officers' Liability Insurance Policies covering a period of one year from August 31, 2005 (the "Policy Year") with an aggregate limit on liability of $10,000,000 to cover the directors and officers of the Company and its subsidiaries, individually and as a group. The insured company would bear the first $200,000 of any loss, except in the cases of losses arising in connection with US securities related claims where the insured company would bear the first $350,000 of any loss.

         The Company paid aggregate premiums of $275,000 for such insurance for the Policy Year.

Executive Compensation

Summary Compensation Table

         The following table sets forth a summary of the total compensation paid to, or earned by, the Company's Chairman, Chief Executive Officer, the Company's Chief Financial Officer and the three other most highly paid executive officers of the Company and any of its subsidiaries (each a "Named Executive Officer") during the three most recently completed financial years.

                                           Summary Compensation Table

                                              Annual Compensation                 Long-Term Compensation
                                    ----------------------------------------  ------------------------------
                                                                                          Awards
                                                                                                 Number of
                                                                                 Number of      Bonus Shares
                                                                                  Shares         Subject to
        Name and                                               Other Annual    Under Option        Resale        All Other
   Principal Position       Year       Salary       Bonus      Compensation      Granted      Restrictions (3)  Compensation (4)
------------------------  --------  -----------  -----------  --------------  -------------  -----------------  ----------------
ROSS J. BEATY               2005     156,080         32,414              -           14,000         1,179            77,963
Chairman                    2004     130,616         56,672              -                -             -                 -
                            2003     127,266       38,565(1)             -                -             -                 -

GEOFFREY A. BURNS           2005     225,093         39,392              -                -         1,638           108,281
President and Chief         2004     230,500         70,343              -                -             -                 -
Executive Officer           2003     154,600       38,565(1)      27,570(2)         320,000             -                 -

A. ROBERT DOYLE             2005     158,613         39,328              -                -           954            63,063
Chief Financial Officer     2004     144,139         36,632              -          120,000             -                 -

ANDRES DASSO                2005     201,600          42,310             -           14,000         1,098            72,576
Executive Director of       2004     192,000          53,280             -                -             -
Pan American Silver         2003     160,000       29,343(1)             -                -             -                 -
Peru, S.A.

STEVEN BUSBY                2005      185,630        51,781              -                -         1,116            73,805
Senior Vice President,      2004      163,655        50,120              -                -             -                 -
Project Development &       2003       65,625      20,823(1)             -          200,000             -                 -
Technical Services

ANDREW POOLER               2005      165,500        35,348              -                -           901            59,580
Senior Vice President,      2004      157,500        50,120              -                -             -                 -
Mining Operations           2003       52,500      16,190(1)             -          200,000             -                 -

-------------------
(1) Represents the cash value of Shares issued in connection with a share bonus to certain senior officers of the Company or its subsidiaries in respect of the year ended December 31, 2003. These Shares were only issued following regulatory and shareholder approval.
(2) Represents consulting fees paid by the Company to Mr. Burns, prior to him becoming a senior officer of the Company.
(3) Represents the number of bonus Shares earned by certain senior officers in respect of the year ended December 31, 2005 and which were granted out of the Stock Option Plan on January 3, 2006. These bonus Shares are subject to a no trading legend of 2 years, and will be eligible for trading on January 3, 2008. The aggregate number of bonus Shares earned by Company employees for 2005 was 14,449, with a total value of 318,406.
(4) Represents the cash value of stock options earned during 2005. Such stock options will be granted out of the Stock Option Plan in 2006 and will vest over a three year period beginning in 2006.

Long-Term Incentive Plan

         The long-term incentive plan was approved by the Board on December 9, 2005 (the "Long-Term Incentive Plan"). No options, Shares or other securities are issued under the Long-Term Incentive Plan. Under the terms of the Long-Term Incentive Plan, guidance is provided regarding the grant of stock options and Shares under the Stock Option Plan (defined below under "Stock Options") and previous stock option plans to those holding senior and corporate management positions with the Company.

         The Long-Term Incentive Plan was designed to create a sense of ownership by the key employees of the Company and to link the compensation of such employees with the performance of the Company. This plan provides a formula for calculating the incentive target for each eligible employee of the Company. Targets are based on an employee's salary and are directly dependent on the employees' responsibilities and contribution with regard to the long-term performance of the Company.

Stock Options

         The current stock option and stock bonus plan (the "Stock Option Plan") governing the Company's issuance of stock options and bonus shares was established by the Board on March 31, 2005 (and approved by shareholders on April 28, 2005)and is given effect in conjunction with the Company's Long-Term Incentive Plan. The Stock Option Plan contemplates (i) the granting of options to purchase Shares and/or (ii) the direct issuance of bonus Shares to executive officers, directors and "Service Providers" of the Company. A "Service Provider" is defined as: (a) an employee of the Company or any of its subsidiaries; (b) any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and (c) any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider.

         The purpose of granting such options and/or bonus shares is to assist the Company in attracting, retaining and motivating executive officers, directors and Service Providers and to more closely align the personal interests of such executive officers, directors and Service Providers to those of the shareholders. The Stock Option Plan is intended to be competitive with the benefit programs of other companies in the mining industry.

         The Stock Option Plan complies with the rules set forth for such plans by the TSX and Nasdaq.

         The term of any options granted under the Stock Option Plan will be at the discretion of the Board, but will not be in excess of ten years in accordance with the rules and policies of any stock exchange or securities market on which Shares are listed. Any grant of options under the Stock Option Plan will be within the discretion of the Board. In addition, the Stock Option Plan gives authority to the Board, in its sole discretion, to allot, issue and deliver up to a total of 50,000 common shares in each calendar year. The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the Stock Option Plan may be equal to, but will not exceed at any time, 10% of the total number of the issued and outstanding common shares in the capital of the Company as of the grant-date on a non-diluted basis. In addition, the number of Shares issuable under the Stock Option Plan to any one optionee or in the aggregate to insiders of the Company must not, when combined with all of the Company's previously established or proposed share compensation arrangements, exceed 5% and 10%, respectively, of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the Stock Option Plan, together with all the Company's other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 10% of the outstanding issue; and (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 5% of the outstanding issue. The exercise price of options granted under the Stock Option Plan will be set as the weighted average trading price of Shares on the TSX or Nasdaq, as the Board may select, for the five trading days (in which at least one board lot of the Shares were traded) prior to the date the option was granted. Under the Stock Option Plan, options are non-assignable and non-transferable. The options granted under the Stock Option Plan will terminate on the earlier of the expiry date of the options or 30 days after termination of employment, office or the date the individual ceases to be a Service Provider, where the reason for termination of the individual was otherwise than for cause or by reason of death or disability. In the event of termination for cause, the options granted under the Stock Option Plan will terminate immediately upon the date which the individual ceases to be a director, officer or Service Provider. In the event the individual ceases to be a director, officer or Service Provider due to death or disability, the options granted under the Stock Option Plan will terminate upon the earlier of the expiry date and 12 months after the date of death or disability. The Stock Option Plan also contains an adjustment mechanism to alter, as appropriate, the option price or number of shares issuable under the Stock Option Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business which alters share price or number of Shares outstanding. As at March 6, 2006 there were options outstanding under the Stock Option Plan to acquire up to 1,141,227 Shares.

         The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

         The following table sets forth information concerning options granted to the Named Executive Officers during the Company's most recently completed financial year. No stock appreciation rights are outstanding and it is currently intended that none be issued.


                                        Option Grants During the Most Recently Completed Financial Year

                                                % of Total      Conversion/       Market Value of
                             Number of       Options Granted      Exercise     Securities Underlying
                             Securities      to Employees in       Price      Options on the Date of
          Name             Under Options      Financial Year    ($/Security)  Grant  ($/Securities)    Expiry Date
---------------------    ----------------   -----------------  -------------  ----------------------  --------------
ROSS J. BEATY                   14,000                16           15.37               15.26            July 27, 2010
Chairman

ANDRES DASSO                    14,000                16           15.37               15.26            July 27, 2010
Executive Director of
Pan American Silver
Peru, S.A.

         The following table sets forth information concerning the exercise of options under the Stock Option Plan during the financial year ended December 31, 2005 and the value at December 31, 2005 of unexercised in-the-money options under the Stock Option Plan held by each of the Named Executive Officers.

       Option Exercises During the Most Recently Completed Financial Year

                                                                            Unexercised Options    Value of Unexercised
                                                                             at Financial Year    in- the-Money Options
                                    Securities                                     End            at Financial Year End
                                     Acquired        Aggregate Realized        Exercisable/         Exercisable ($)/
             Name                   on Exercise             alue ($)           Unexercisable          Unexercisable ($)
--------------------------   -------------------   ---------------------   -------------------   -----------------------
ROSS J. BEATY                         100,000              1,033,288          155,000 / 14,000       2,247,395 / 80,993
Chairman


                                                                            Unexercised Options    Value of Unexercised
                                                                             at Financial Year    in- the-Money Options
                                    Securities                                     End            at Financial Year End
                                     Acquired        Aggregate Realized        Exercisable/         Exercisable ($)/
             Name                   on Exercise             alue ($)           Unexercisable          Unexercisable ($)
--------------------------   -------------------   ---------------------   -------------------   -----------------------
GEOFFREY A. BURNS                      80,000               845,409            10,000 / 80,000       111,543 / 1,142,118
President and Chief Executive
Officer

A. ROBERT DOYLE                        30,000                90,831              0 / 60,000              0 / 465,477
Chief Financial Officer

ANDRES DASSO                            nil                   nil              5,000 / 14,000          50,625 / 80,993
Executive Director of Pan
American Silver Peru, S.A.

STEVEN BUSBY                           30,000               286,062            30,000 / 50,000        317,646 / 685,519
Senior Vice President,
Project Development &
Technical Services

ANDREW POOLER                          40,000               510,435              0 / 50,000              0 / 501,317
Senior Vice President, Mining
Operations

Termination of Employment, Change in Responsibilities and Employment Contracts

         Of the Named Executive Officers, Geoffrey A. Burns, the Company's President and Chief Executive Officer; Robert Doyle, the Company's Chief Financial Officer; Andrew Pooler, the Company's Senior Vice-President of Mine Operations; and Steven L. Busby, the Company's Senior Vice President of Project Development and Technical Services are currently engaged under employment contracts. Each of these contracts is for an indefinite term and each provides for a base salary, discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance. Each contract further provides for reimbursement of reasonable employment related expenses, including a one-time reimbursement for moving expenses. In addition to these terms, the employment contract of Geoffrey A. Burns provided for a signing bonus and the use of a parking stall. The employment contracts also provide for termination payments in certain circumstances. In the event of termination without just cause, all four of the employment contracts provide for a termination payment equal to one year's annual salary (and in the case of Geoffrey A. Burns, plus one month's salary for each fully completed year of continuous employment with the Company). For Robert Doyle, Andrew Pooler, and Steven L. Busby, their contracts further provide that if they resign within six months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company's Board with such person's nominees, they are entitled to a termination payment equal to one years' annual salary together with benefits for a twelve-month period. For Geoffrey A. Burns, his contract provides that a resignation under the same circumstances entitles him to a termination payment equal to two years' annual salary together with benefits for a twelve-month period.

Compensation Committee

         The Company has a compensation committee comprised of the following directors: John M. Willson and Michael J.J. Maloney. The Chairman of the compensation committee is John M. Willson. The duties and responsibilities of the Compensation Committee are set out in this Information Circular under the heading "Corporate Governance - Board Committees - Compensation Committee".

Report on Executive Compensation

         The Company's compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope of operations. The structure complies with the Company's statement of Compensation Philosophy which was adopted in February 2005. Each executive officer's position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions. In addition to industry comparables, the Board and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board's and the Compensation Committee's assessment of each executive's individual performance and contribution towards meeting corporate objectives. Executive officer compensation is composed of four major components: base salary, participation in the Company's Annual Incentive Plan, participation in the Stock Option Plan and extended group benefits.

         Base salary ranges are determined following a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope of operations. The salary for each executive officer's position is then determined having regard for the incumbent's responsibilities, individual performance factors, overall corporate performance, potential for advancement, and the assessment of the Board and the Compensation Committee of such matters as are presented by management. For 2005, the Company increased the base salary of a number of its executive officers, including the Chairman, President and CEO, Senior Vice President, Operations, Senior Vice President, Projects and the CFO, in recognition of the Company's continued growth in both production and silver reserves and resources, the strong performance of the Company's share price and in light of compensation trends among comparable resource companies.

         The second component of the executive officers' compensation is an annual cash or share bonus earned under the guidelines of the Company's Annual Incentive Plan. In light of a recommendation from the Compensation Committee, the Board may grant executive officers cash or share bonuses. To date the performance criteria and objectives considered by the Compensation Committee and the Board for determining the availability of such bonuses include Pan American's performance primarily measured against its annual budget as approved by the Board and each executive officer's individual targets, set based on each position's relative responsibilities, accountabilities and contribution. For 2005, the Company agreed to pay an aggregate cash bonus of $551,000 to 18 senior managers and executive officers of the Company and certain of its subsidiaries predominantly in consideration of the Company's outstanding improvement in safety with a 62% reduction in lost time accidents, accomplishments in project development through feasibility and construction efforts, and successes in exploration which have significantly more than replaced all ounces mined and increased total proven and probable reserves, For 2004, the Company paid $520,877 to 16 senior executive officers as a bonus. The Compensation Committee and the Board will next consider the issuance of cash or share bonuses to executive officers and employees at or about the end of the Company's next financial year.

         The third component of the executive officers' compensation is granting of stock options and issuance of bonus Shares. The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options and bonus Shares to executive officers. This is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to align the interest of the employee with those of the Company and its shareholders.

         The Company's Long-Term Incentive Program provides guidance regarding an annual grant of options and bonus Shares to those holding senior and corporate management positions by providing a formula for calculating the incentive target for each eligible employee that is based on a percentage of base salary. Seventy five percent of the Long-Term Incentive Plan target will be made available as options and the remaining 25% will be made available as common shares of the Company. The Long-Term Incentive Program is based on individual performance measures, is reviewed annually and participation is limited to key management positions having responsibility for influencing the policy and strategy of the Company.

         As of December 31, 2005, options were last granted in July 2005 to a total of 11 employees, who consisted of senior management that had not received options since December 2002 and newly hired senior personnel. In the past, options were generally granted to newly hired executive officers at the time of their initial employment. The Company had placed strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian mining industry and to conserve the Company's cash. However, since the implementation of the Long-Term Incentive Plan in 2005, the practice of granting options upon hire has been curtailed.

         The fourth component of the executive officers' compensation is extended group benefits. The Company makes available an array of quality group benefit alternatives to address employee health and other needs, and those of their dependents.

         The Company's compensation practices will be regularly monitored by the Compensation Committee and will be modified as required, to ensure it maintains its competitiveness and that it appropriately recognizes growth and change within the organization.

         Mr. Geoffrey A Burns, the President and Chief Executive Officer of the Company, has a current base salary of $262,500 (Mr. Burns' compensation is paid in Canadian dollars. His compensation in United States currency is $225,093, using a United States/Canadian dollar rate of exchange as at December 21, 2005 of Cdn$1.00 = US$0.8575). The overall base salary compensation for Mr. Burns is determined on the basis of a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope of operations. For the year ended December 31, 2005, the compensation committee determined that Mr. Burns' bonus was based on the same factors as described for the Annual Incentive Plan, in addition to considerations for growth in production, reserves and resources, and for reaching record levels of revenue and cash flows from operating activities.

                                                             JOHN M.  WILLSON
                                                         MICHAEL J.J. MALONEY

Compensation of Directors

         Each non-executive director of the Company receives annual compensation, starting on the date of the annual general meeting at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of the Company's next annual general meeting, of either:

         (i) common shares in the capital of the Company having a value of US$70,000 based on the 10-day weighted average of the Company's common stock on the Nasdaq National Market immediately prior to the annual general meeting; or

         (ii) options to purchase common shares in the capital of the Company having a value of US$70,000, according to the Black-Scholes formula. The exercise price of such options will be equal to the weighted average trading price of the Company's common stock the Nasdaq National Market on the five trading days (on which at least one board lot of the commons shares was traded) prior to the annual general meeting. The options will vest immediately and will expire ten years after the date on which they were granted.

         In 2005, each of the directors received common shares in the capital of the Company pursuant to subsection (i) above. In addition to the annual compensation amount, each chair of a Board committee receives a $3,000 cash fee annually and each director on a Board committee receives a $1,000 cash fee for each committee meeting attended.

         The Company will reimburse its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

Equity Compensation Plan Information

         The following table sets forth information concerning the issuance of Shares under the Stock Option Plan for the financial year ended December 31, 2005.


                                                                                             Number of securities
                                                                                            remaining available for
                                Number of securities to be   Weighted-average exercise       future issuance under
                                  issued upon exercise of       price of outstanding       equity compensation plans
                                   outstanding options,         options, warrants and        (excluding securities
                                    warrants and rights                rights               reflected in column(a))
        Plan Category                        (a)                        (b)                           (c)
        -------------               --------------------        ---------------------        ----------------------

  Equity compensation plans              1,023,334                      10.88                      2,792,988
 approved by securityholders

Equity compensation plans not             27,308                        10.29                         nil
 approved by securityholders

            Total:                       1,050,642                                                 2,792,988










                     [This space intentionally left blank]

Performance Graph

         The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its Shares with the cumulative total return of the S&P/TSX Composite Index, for the financial years ended December 31, 2005, 2004, 2003, 2002 and 2001:

                               [GRAPHIC OMITTED]




                                                                    (CDN$)
                        -----------------------------------------------------------------------------------------------
                                  PAA                    Base                  TSE 300                  Base
                                  ---                    ----                  -------                  ----
    December 31, 2001           $ 6.71                   86.58                   7,688                  91.46
    December 31, 2002           $12.28                  158.45                   6,615                  78.69
    December 31, 2003           $18.46                  238.19                   8,221                  97.80
    December 31, 2004           $19.23                  248.13                   9,247                 110.00
    December 30, 2005           $21.91                  282.71                  11,272                 134.09


Interest of Insiders in Material Transactions

         No insider of the Company and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

Management Contracts

         There are no other management functions of the Company which are, to any substantial degree, performed by a person other than the directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

         Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.



Other Matters

         Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting. Should any other matters, which do not have a material effect on the business of the Company, properly come before the Meeting, the Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.



Additional Information

         Additional information relating to the Company is available on SEDAR at www.sedar.com. The Company's financial information is provided in its comparative financial statements and management's discussion and analysis ("MD&A") for the most recently completed financial year. Copies of the financial statements and MD&A are available upon request to the Controller and Corporate Secretary of the Company at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

         Copies of the above documents will be provided free of charge to shareholders of the Company. The Company may require the payment of a reasonable charge from any person or Company who is not a shareholders of the Company and who requests a copy of any such document.



Approval of this Circular

         The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed as at March 17, 2006.

         DATED at Vancouver, British Columbia, this 21st day of March, 2006.

                                                   BY ORDER OF THE BOARD

                                                   /S/ ROBERT PIROOZ
                                                   ROBERT PIROOZ,
                                                   General Counsel and Secretary

                                      A-1
                                  APPENDIX "A"

                           PAN AMERICAN SILVER CORP.

                              PROPOSED RESOLUTIONS



Resolution No. 1
----------------

Special resolution of the Meeting approving an alteration to the Company's Notice of Articles and Articles.


ALTERATION OF NOTICE OF ARTICLES AND ARTICLES

WHEREAS:

A. Pursuant to the British Columbia Business Corporations Act (the "Act"), the Company, as a pre-existing British Columbia company, has filed a transition application that contains a notice of articles (the "Notice of Articles") with the Registrar of Companies for British Columbia (the "Registrar of Companies");

B. The Notice of Articles contains a statement that the Pre-existing Company Provisions contained in the regulations to the Act (the "PCPs") apply to the Company;

C. It is now expedient for the Company to alter its Notice of Articles to remove the application of the PCPs and to increase its authorized share structure; and

D. After filing a notice of alteration with the Registrar of Companies, the Company wishes to adopt a new form of articles in order to increase the quorum required for general meetings, to update the form of articles of the Company and to take advantage of various provisions under the Act;

         RESOLVED as a special resolution that:

1. the Notice of Articles of the Company be altered to remove the application of the PCPs;

2. the maximum number of Common shares without par value that the Company is authorized to issue, of which 67,693,101 are issued and outstanding, be increased from 100,000,000 Common shares without par value to 200,000,000 Common shares without par value and the authorized share structure and the Notice of Articles of the Company be altered accordingly;

3. Parts 1 through 25 of the existing articles of the Company be deleted in their entirety and Parts 1 through 21, as set out in the attached Schedule A to this resolution, be adopted in substitution therefore;

4. subject to the deposit at the Company's records office of this resolution, the solicitors for the Company are authorized and directed to electronically file a notice of alteration with the Registrar of Companies; and

5. the alterations made to the Company's articles shall not take effect until immediately after the notice of alteration has been filed with the Registrar of Companies.

                                  APPENDIX "B"



                           BUSINESS CORPORATIONS ACT

                                    ARTICLES

                                     - of -

                           PAN AMERICAN SILVER CORP.

                          Incorporation number: 187665

                            PART 1 - INTERPRETATION

1.1 Definitions. In these Articles, unless the context otherwise requires:

         (a) "Board of Directors" or "Board" or "the directors" means the directors or the sole director of the Company for the time being;

         (b) "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments to that Act and includes all regulations and amendments made pursuant to that Act;

         (c) "Company" means the company named at the head of these articles;

         (d) "prescribed address" of a director means the address as recorded in the register of directors to be kept pursuant to the Business Corporations Act;

         (e) "registered address" of a shareholder means the last known address of that shareholder as recorded in the central securities register to be kept pursuant to the Business Corporations Act;

         (f) "registered owner", when used with respect to a share of the Company, means the person registered in the central securities register as the shareholder in respect of such share.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable. The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act (British Columbia), with the necessary changes and so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act prevails in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act prevails.

1.3 Consistency. Words in these articles importing the singular include the plural, and vice versa, and words importing a male person include a female person and a corporation.

1.4 Agreement with Business Corporations Act. Any words or phrases defined in the Business Corporations Act shall, if not inconsistent with the subject or context, bear the same meaning when used in these articles.

                              PART 2 - ALTERATIONS

2.1 Directors' Resolution. Subject to the Business Corporations Act, the Company may, by a resolution of the directors:

         (a) if the special rights and restrictions attached to shares of a class so authorize:

                  (i) create one or more series of shares out of a class of shares, and before the issue of any shares of such series:

                           (A) determine the maximum number or determine that there is no maximum number of shares that the Company is authorized to issue for such series of shares created;

                           (B)      create and attach special rights or
                                    restrictions to the shares of any such
                                    series of shares created; and

                           (C) create an identifying name for the shares of any such series of shares created;

                  (ii) for a series of shares of which there are no issued shares:

                           (A) alter any determination of the number of shares
                               of which the series shall consist;

                           (B) alter any special rights or restrictions
                               attached to the shares of the series of shares;
                               or

                           (C) alter the identifying name of shares of the
                               series of shares;

         (b)      redeem or repurchase shares;

         (c) accept a surrender of shares by way of gift or for cancellation;

         (d) convert fractional shares into whole shares on a subdivision or consolidation of shares or on a redemption, purchase or surrender of shares;

         (e)      change its name;

         (f)      adopt or change a translation of its name;

         (g) subdivide all or any of its unissued shares with par value into shares of smaller par value;

         (h) subdivide all or any of its unissued shares without par value;

         (i) consolidate all or any of its unissued shares with par value into shares of larger par value;

         (j) consolidate all or any of its unissued shares without par value;

         (k) eliminate any class or series of shares if none of the shares of that class or series of shares are allotted or issued;

         (l) change all or any of its unissued shares with par value into shares without par value;

         (m) change all or any of its unissued shares without par value into shares with par value; or

         (n)      alter the identifying name of any of its classes of shares;

and make any necessary alterations to its notice of articles or these Articles or both to effect the change.

2.2 Ordinary Resolution. Subject to the Business Corporations Act, the Company may, by an ordinary resolution:

         (a)      deal with all matters set out in Article 2.1;

         (b) establish a maximum number of shares that the Company is authorized to issue out of any class of shares for which no maximum is established;

         (c) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares;

         (d) for a class of shares of which there are no issued shares, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of the class of shares; or

         (e) for a class of shares of which there are no issued shares, vary or delete any special rights or restrictions attached to the shares of the class of shares;

and make any necessary alterations to its notice of articles or these Articles or both to effect the change.

2.3 Special Resolution. Subject to the Business Corporations Act, the Company may, by a special resolution:

         (a) deal with all matters as set out in Article 2.1 and Article 2.2;

         (b) alter its notice of articles;

         (c) alter these Articles;

         (d) create one or more classes of shares;

         (e) subdivide all or any of its fully paid issued shares with par value into shares of smaller par value;

         (f) subdivide all or any of its fully paid issued shares without par value;

         (g) consolidate all or any of its fully paid issued shares with par value into shares of larger par value;

         (h) consolidate all or any of its fully paid issued shares without par value;

         (i) if the Company is authorized to issue shares of a class of shares with par value;

                  (i) subject to the Business Corporations Act, decrease the par value of those shares, or

                  (ii) increase the par value of those shares if none of the shares of that class of shares are allotted or issued;

         (j) change all or any of its fully paid issued shares with par value into shares without par value;

         (k) for a class or series of shares of which there are issued shares, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of the class or series of shares;

         (l) for a class or series of shares of which there are issued shares, vary or delete any special rights or restrictions attached to the shares of the class or series of shares;

         (m) otherwise alter its authorized share structure when required or permitted to do so by the Business Corporations Act;

         (n) substantially change the business of the Company;

         (o) dispose of all or substantially all of the assets of the Company;
             or

         (p) enter into a merger or plan of arrangement.

2.4 Special Majority. The majority of votes required for the Company to pass a special resolution at a general meeting is 2/3 of the votes cast on the resolution by shareholders voting shares that carry the right to vote at general meetings.

2.5 Special Separate Majority. The majority of votes required to pass a special separate resolution at a class meeting is 2/3 of the votes cast on the resolution by shareholders voting shares that carry the right to vote at the class meeting.

2.6 Consent Resolution. A consent resolution in writing, whether by signed documents, fax, e-mail or any other method of transmitting legibly recorded messages, of shareholders or directors or a committee of directors is as valid as if it had been passed at a duly called and held meeting of the shareholders, directors or committee, as the case may be. The consent resolution may be executed in any number of counterparts, each of which when executed and delivered (by fax or otherwise) is deemed to be an original, and all of which together constitute one consent resolution in writing.

2.7 Ordinary Resolution Sufficient. Unless the Business Corporations Act, the notice of articles or these articles provide otherwise, any action to be take by a resolution of the shareholders may be taken by ordinary resolution.

                          PART 3 - SHARE CERTIFICATES
                          ---------------------------

3.1 Form of Certificate. Subject to the requirements of the Business Corporations Act, every share certificate issued by the Company shall be in such forma s the directors approve.

3.2 Mailing of Certificates. Any share certificate may be mailed by registered mail, postage prepaid, to the shareholder entitled to that certificate at that shareholder's registered address and the Company is not liable for any loss occasioned to the shareholder if that share certificate is lost or stolen. In respect of a share held jointly by several persons, mailing of a certificate for that share to one of several joint holders or to a duly authorized agent of any of the joint holders is sufficient delivery to all.

3.3 Signature on Certificate. A share certificate which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the Business Corporations Act, is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that is stated on such certificate to hold the date of the issue of such certificate.

3.4 Replacement of Lost or Destroyed Certificate. If a share certificate:


         (a) is worn out or defaced, the directors may, upon production to them of that certificate and upon such other terms, if any, that they determine, order the certificate to be cancelled and issue a new certificate to replace the cancelled certificate;

         (b) is lost, stolen or destroyed, then upon production of proof to the satisfaction of the directors and upon provision of such indemnity and security, if any, that the directors deem adequate, a new share certificate must be issued to the person entitled to the lost, stolen or destroyed certificate.

3.5 Consolidation of Certificates. If two or more certificates are surrendered by their registered owner to the Company together with a written request that the Company issue one certificate registered in that registered owner's name representing the aggregate of the shares represented by the certificates so surrendered, the Company must cancel the certificates so surrendered and issue in their place one certificate in accordance with the request.

3.6 Fee for Certificates. There must be paid to the Company in respect of the issue of any certificate pursuant to this Part 3 such amount, if any, as the directors may from time to time determine and which must not exceed the amount prescribed in the Business Corporations Act.

3.7 Non-Recognition of Trusts. Except as required by law or statute or these Articles, no person is recognized by the Company as holding any share upon any trust and the Company is not bound by or compelled in any way to recognize (even when having notice of any trust) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety in the shareholder.

3.8 Central Securities Register. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

3.9 Branch Registers. Subject to the Business Corporations Act, the Company may keep or cause to be kept one or more branch securities registers at such place or places, whether within or outside the Province of British Columbia, as the directors may from time to time determine.

              PART 4 - ISSUE, TRANSFER AND TRANSMISSION OF SHARES
              ---------------------------------------------------

4.1 Directors Authorized to Issue Shares. Subject to this Part 4 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase of capital, the issue of shares is under the control of the directors who may issue, otherwise dispose of or grant options on shares authorized but not yet issued at any time, to any person including a director, in the manner, upon the terms and conditions and at the price or for the consideration as the directors, in their absolute discretion, may determine.

4.2 Transferability and Instrument of Transfer. Subject to the restrictions, if any, set forth in these Articles, any shareholder may transfer that shareholder's shares by an instrument in writing executed by or on behalf of that shareholder and delivered to the Company or its transfer agent. The instrument of transfer of any share of the

Company must be in the form, if any, provided on the back of the Company's form of share certificate or in any other form which the directors may approve. If the directors so require, each instrument of transfer must be in respect of only one class of shares.

4.3 Submission of Instruments of Transfer. Every instrument of transfer must be executed by the transferor and provided to the Company or the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferor or the transferor's right to transfer the shares. If the transfer is registered, the instrument of transfer must be retained by the Company or its transfer agent or registrar. If the transfer is not registered, the instrument of transfer must be returned to the person depositing it together with the share certificate that accompanied it when tendered for registration.

4.4 Authority in Instrument of Transfer. The signature of a shareholder or of that shareholder's duly authorized attorney on the instrument of transfer authorizes the Company to register the shares specified in the instrument of transfer in the name of the person named in that instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person designated in writing by depositing the instrument of transfer with the Company, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.

4.5 Enquiry as to Title Not Required. Neither the Company nor any of its directors, officers or agents is bound to enquire into any title of the transferor of any shares to be transferred and none of them is liable to any person for registering the transfer.

4.6 Transfer Fee. There must be paid to the Company in respect of the registration of any transfer such amount, if any, as the directors may from time to time prescribe.

4.7 Commission or Discount. Subject to the provisions of the Business Corporations Act, the Company, or the directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the Company.

4.8 Personal Representative Recognized. Upon the death or bankruptcy of a shareholder, that shareholder's legal personal representative or trustee in bankruptcy, although not a shareholder, has the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Business Corporations Act have been deposited at the Company's registered office. This Article does not apply on the death of a shareholder with respect to shares registered in that shareholder's name and the name of another person in joint tenancy.

4.9 Jointly Held Shares. If there are joint shareholders in respect of a share and in the case of the death or bankruptcy of one of the joint shareholders, the legal personal representative of the deceased or the trustee in bankruptcy of the bankrupt shareholder, as the case may be, and the surviving joint shareholder or shareholders are the only persons recognized by the Company as having any title to or interest in the share so held jointly.

                          PART 5 - PURCHASE OF SHARES
                          ---------------------------

5.1 Company Authorized to Purchase its Shares. Subject to the provisions of this Part 5, the Business Corporations Act and the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the directors:

         (a) purchase any of its shares at the price and upon the terms specified in that resolution; and

         (b) sell any of its shares so purchased but not cancelled at the price and upon the terms specified in that resolution.

5.2 Redemption of Part of a Class of Shares. If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights or restrictions attached to such shares, decide the manner in which the shares to be deemed shall be selected.

                           PART 6 - BORROWING POWERS
                           -------------------------

6.1 Powers of Directors. Subject to the Business Corporations Act, the directors may from time to time at their discretion authorize the Company to:

         (a) borrow any amount of money;

         (b) guarantee the repayment of any amount of money borrowed by any person or corporation; and

         (c) guarantee the performance of any obligation of any person or corporation;

and may raise or secure the repayment of any amount of money so borrowed or guaranteed or any obligation so guaranteed in any manner and upon any terms and conditions as they may think fit and in particular and without limiting the generality of the foregoing by the issue of bonds, debentures or other debt obligations or by the granting of any mortgages or other security interest on the undertaking of the whole or any part of the property of the Company, both present and future.

6.2 Negotiability of Debt Obligations. The directors may make any bonds, debentures or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

6.3 Special Rights on Debt Obligations. The directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

6.4 Execution of Debt Obligations. If the directors so authorize or if any instrument under which any bonds, debentures or other debt obligations of the Company are issued so provides any bonds, debentures and other debt obligations of the Company, instead of being manually signed by the directors or officers authorized in that behalf, may have the facsimile signatures of those directors or officers printed or otherwise mechanically reproduced thereon and in either case is as valid as if signed manually and every bond, debenture or other debt obligation so bearing facsimile signatures of directors or officers of the Company must be manually signed, countersigned or certified by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company duly authorized to do so by the directors or the instrument under which such bonds, debentures or other debt obligations are issued. Notwithstanding that any person whose facsimile signature is so used has ceased to hold the office that he or she is stated on any bond, debenture or other debt obligation to hold at the date of the actual issue of that bond, debenture or other debt obligation, the bond, debenture or other debt obligation is valid and binding on the Company.

                           PART 7 - GENERAL MEETINGS
                           -------------------------

7.1 Location of General Meetings. Every general meeting must be held at such time and location as the directors may determine.

7.2 Notice of General Meetings. Notice of a general meeting must specify the time and location of the meeting and, in case of special business (as described in Part 8), the general nature of that business.

7.3 Extraordinary General Meetings. Any general meeting other than an annual general meeting is herein referred to as an extraordinary general meeting.

7.4 Convening Extraordinary General Meetings. The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.

7.5 Waiver of Notice. Any person entitled to notice of a general meeting may waive or reduce the period of notice for that meeting in writing or otherwise and may do so before, during or after the meeting.

7.6 Record Date for Notice. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months.

7.7 Failure to Give Notice. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.

7.8 Postponement. Where, in accordance with the Business Corporations Act, and any other applicable legislation, the Company has published a notice of a general meeting at which directors are to be elected, the Company may, notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice. In the event of such postponement, the Company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the Business Corporations Act, and any other applicable legislation, to be included in the original notice. If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the company shall publish a new notice which shall comply with the Business Corporations Act, and any other applicable legislation. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the Business Corporations Act, or any other applicable legislation.

7.9 Notice of Special Business at General Meeting. If any special business includes the presenting, considering, approving, ratifying or authorizing the execution of any document, then the portion of any notice relating to that document is sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at a place in the Province of British Columbia specified in that notice during business hours in any working day or days prior to the date of the meeting.

                    PART 8 - PROCEEDINGS AT GENERAL MEETINGS
                    ----------------------------------------

8.1 Special Business. All business shall be deemed special business which is transacted at:

         (a)      an extraordinary general meetings; and

         (b) an annual general meeting other than the consideration of the financial statements and of the reports of the directors and the auditor, fixing or changing the number of directors, the election of directors, the appointment of the auditor, fixing the remuneration of the auditor and such other business as by these articles or the Business Corporations Act may be transacted at a general meeting without prior notice thereof being given to the shareholders or any business which is brought under consideration by the report of the directors.

8.2 Quorum. Subject to this Part 8, a quorum for a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting. In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder. The directors, the Secretary, the Assistant Secretary, and the solicitor of the Company (and any invitee of the Chair of the Board) shall be entitled to attend any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder or is otherwise entitled to vote thereat.

8.3 Requirement of Quorum. No business other than the election of a chair and the adjournment or termination of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of the meeting but the quorum need not be present throughout the meeting.

8.4 Lack of Quorum. If within 30 minutes from the time appointed for a meeting a quorum is not present, the meeting:

         (a) if convened by requisition of the shareholders, must be terminated; and

         (b) in any other case, must stand adjourned to the same day in the next week at the same time and place.

If at the adjourned meeting a quorum is not present within 30 minutes from the time appointed, the shareholder or shareholders present in person, by proxy or by authorized representative is or are a quorum.

8.5 Chair. The chair of the Board, if any, or in his or her absence the President or in his absence the Vice-President of the Company, if any, is entitled to act as chair at every general meeting. Prior to a general meeting at which neither the chair of the Board nor the Company's President will act as chair, the directors, by resolution, may appoint one of their number or the Company's solicitor to act as chair of a general meeting. If at any general meeting the chair of the Board, if any, and the President, if any, are not present within 15 minutes after the time appointed for holding the meeting or if neither is willing to act as chair, and the directors have not previously by resolution appointed one of their number or the Company's solicitor to act as chair as such meeting, the directors present must choose one of their number or the Company's solicitor to act as chair. If no director is present or if all of the directors present and the Company's solicitor decline to act as chair or if the directors present fail to so choose, the persons present and entitled to vote shall choose one of their number to act as chair.

8.6 Solicitor May Act as Chair. Notwithstanding article 8.5, with the consent of the meeting, which consent may be expressed by the failure of any person present and entitled to vote to object, the solicitor of the Company may act or chair at the meeting.

8.7 Adjournments. The chair of the meeting may, with the consent of any meeting at which a quorum is present and must, if so directed by the meeting, adjourn the meeting from time to time and from place to place. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. If a meeting is adjourned for 30 days or more, notice, but not the advance notice otherwise required with respect to the election of directors, of the adjourned meeting must be given as in the case of a general meeting. It is otherwise not necessary to give any notice of an adjourned meeting or of the business to be transacted at any adjourned meeting.

8.8 Voting. Every question submitted to a general meeting must be decided:


         (a) if a ballot is demanded by a shareholder or proxy holder entitled to vote at the meeting or is directed by the chair, by ballot; or

         (b) in any other case, by a show of hands or by any other manner that adequately discloses the intentions of the shareholders or proxy holders.

The chair must declare to the meeting the decision on every question in accordance with the result of the ballot, the show of hands or the other manner that adequately disclosed the intentions of the shareholders or proxy holders and that decision must be entered in the minute book of the Company. A declaration of the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority and an entry to that effect in the minute book of the Company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against that resolution.

8.9 Resolution Need Not Be Seconded. No resolution proposed at a meeting need be seconded and the chair of any meeting is entitled to move or second a resolution.

8.10 Casting Vote. In case of an equality of votes upon a resolution, whether on a show of hands or by ballot or any other manner, the chair does not have a casting vote but shall only vote the votes to which he or she may be entitled as a shareholder or proxyholder.

8.11 Manner of Taking Ballot. If a ballot is duly demanded it must be taken at once or in the manner the chair of the meeting directs. A demand for a ballot may be withdrawn. In the case of any dispute as to the admission or rejection of a vote the chair must conclusively determine in good faith whether that vote is admitted or rejected.

8.12 Splitting Votes. On a ballot, a shareholder entitled to more than one vote need not, if that shareholder votes, use all that shareholder's votes or cast all the votes that shareholder uses in the same way.

8.13 Demand for Ballot Not to Prevent Continuance of Meeting. The demand for a ballot does not prevent the continuance of a meeting for the transaction of any business other than the question on which a ballot has been demanded.

8.14 Retention of Ballots and Proxies. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast and each proxy voted at the meeting and, during the period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of the three-month period, the Company may destroy such ballots and proxies.

8.15 Polls. No poll may be demanded on the election of a meeting chair. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chair, reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chair of the meeting directs. When the result of a poll indicates that a particular motion has carried by the requisite majority or failed, that result shall be deemed to be the result of the meeting at which the pool was demanded, taken at the time of such meeting, and such result shall be entered in the book of proceedings of the Company, which entry, following destruction of the ballots cast on the poll, shall be conclusive evidence of such result. The demand for a poll shall not, unless the chair so rules, prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

                         PART 9 - VOTES OF SHAREHOLDERS
                         ------------------------------

9.1 Number of Votes Per Share or Shareholder. Subject to any special rights or restrictions attached to any share contained in these Articles, on a show of hands every shareholder entitled to vote present in person, by proxy or by authorized representative has one vote and on a ballot every shareholder entitled to vote on that ballot has one vote for every whole share held by that shareholder and a fractional vote in proportion to any fraction of a share held by that shareholder.

9.2 Votes of Persons in Representative Capacity. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a ballot, and may appoint a proxy holder to act at the meeting if, before doing so, the person satisfies the chair of the meeting or the directors that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

9.3 Votes by Joint Holders. If there are joint shareholders registered in respect of any share, any one of the joint shareholders may vote at any meeting in person, by proxy or by authorized representative in respect of the share as if that joint shareholder were solely entitled to it. If more than one of the joint shareholders is present at any meeting in person, by proxy or by authorized representative, the joint shareholder so present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share. For the purpose of this Part 9, two or more executors or administrators of a deceased shareholder in whose sole name any share stands are deemed joint shareholders.

9.4 Representative of a Corporate Shareholder. If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint, by an instrument in writing, a person to act as its authorized representative at any meeting of shareholders of the Company, and:

         (a) for that purpose, the instrument appointing the authorized representative must:

                  (i) be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, not less than 48 hours before the time for holding the meeting; or

                  (ii) be deposited with the chair of the meeting, or to a person designated by the chair of the meeting, prior to the commencement of the meeting;

         (b) if an authorized representative is appointed under this Part 9:

                  (i) the authorized representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the authorized representative represents as that corporation could exercise if it were a shareholder who is an individual including, without limitation, the right to appoint a proxy holder; and

                  (ii) the authorized representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

An instrument appointing an authorized representative of a corporation must be in writing signed by a duly authorized person on behalf of that corporation and must be sent to the Company.

9.5 Shareholder of Unsound Mind. A shareholder of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court. Evidence of the appointment of any such committee, curator bonis or other person shall be demonstrated by presenting to the chair of the meeting, prior to commencement of the meeting, a notarially certified copy of the court order by which he was appointed and by presenting evidence acceptable to the chairman that he is the person named in the order as the appointee. In the absence of such evidence, the chair shall determine whether or not any such committee, curator bonis or other person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

9.6 Proxy of Shareholder of Unsound Mind. A committee, curator bonis or other person appointed in respect of a member of unsound mind and entitled to vote as aforesaid may appoint a proxyholder.

9.7 Appointment of Proxy Holders. A shareholder holding more than one share in respect of which that shareholder is entitled to vote at a general meeting is entitled to appoint one or more, but not more than five, proxy holders to attend, act and vote for that shareholder at the general meeting and in so doing that shareholder must specify the number of shares that each proxy holder is entitled to vote.

9.8 Execution of Proxy Instrument. A proxy must be in writing signed by the appointor or the appointor's attorney or, if the appointor is a corporation, by the authorized representative or a duly authorized person on behalf of that corporation.

9.9 Qualification of Proxy Holder. A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

         (a) the person appointing the proxy holder is a corporation or an authorized representative of a corporation appointed under this Part 9;

         (b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

         (c) the Company, by a resolution of the directors, permits the proxy holder to attend and vote at the meeting.

9.10 Deposit of Proxy. A proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or other authority must be deposited at the registered office of the Company, excluding Saturdays and holidays, or at such other place as is specified for that purpose in the notice calling the meeting not less than 48 hours, excluding Saturdays and holidays, before the time for holding the meeting at which the person named in the proxy proposes to vote or must be deposited with the chair of the meeting, or with a person designated by the chair of the meeting, prior to the commencement of the meeting. In addition to any other method of depositing proxies provided for in these Articles, the directors may from time to time make regulations:

         (a) permitting the depositing of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held;

         (b) providing for particulars of those proxies to be sent in writing or by fax, e-mail or any other method of transmitting legibly recorded messages before a meeting or an adjourned meeting to the Company or any agent of the Company for the purpose of receiving those particulars; and

         (c) providing that particulars of those proxies may be voted as though the proxies themselves were produced to the chair of the meeting or of the adjourned meeting as required by this Article.

Votes given in accordance with proxies and particulars of proxies so deposited are valid and counted.

9.11 Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death, bankruptcy or incapacity of the shareholder or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that prior to the meeting no notice in writing of such death, bankruptcy, incapacity, revocation or transfer has been received at the registered office of the Company or by the chair of the meeting or of the adjourned meeting at which the vote was given.

9.12 Form of Proxy. A proxy appointing a proxy holder must be in the following form or in any other form that the directors approve:

                               (Name of Company)
                                ---------------

The undersigned hereby appoints _______________________________________________
_____________________ or failing him or her ___________________________________
_______________________________________________________________________________
as proxy holder for the undersigned to attend at and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the ____ day of _______________, ____, and at any adjournment of that meeting.

Signed this ____ day of _______________, ____.

                                                 ______________________________

                                                 (Signature of Shareholder)

9.13 Revocation of Proxy. Subject to this Part, every proxy may be revoked by an instrument in writing that is received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used or deposited with the chair of the meeting, or with a person designated by the chair of the meeting, prior to the commencement of the meeting.

9.14 Revocation of Proxy Will Be Signed. An instrument to revoke a proxy must be signed as follows:

         (a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

         (b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by a duly authorized person on behalf of the corporation or by the authorized representative appointed for the corporation under this Part 9.

9.15 Spoiled Form of Proxy. The chair of a meeting shall determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of the form of proxy as set out in these articles as to form, execution, accompanying documentation, time of filing or otherwise shall be valid for use at such meeting and any such determination made in good faith shall be final and conclusive.

                              PART 10 - DIRECTORS
                              -------------------

10.1 General Authority. Subject to these Articles, the directors may exercise all powers and do all acts and things as the Company is by the Business Corporations Act, these Articles or otherwise authorized to exercise and do and which are not by these Articles, by statute or otherwise lawfully directed or required to be exercised or done by the Company by unanimous resolution, special resolution or ordinary resolution.

10.2 Number of Directors. The number of directors may be determined by ordinary resolution. The number of directors may be changed from time to time by ordinary resolution whether previous notice of that ordinary resolution has been given or not. If at any time the Company becomes a public company and the number of directors fixed pursuant to these Articles is less than three, then the number of directors is deemed to have been increased to three.

10.3 Directors' Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

10.4 Qualification of Directors. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5 Remuneration and Expenses of Directors. The remuneration of the directors as such may from time to time be determined by the directors. Any remuneration of a director is in addition to any salary or other remuneration paid to him or her as an officer or employee of the Company. Every director must be repaid such reasonable expenses as he or she may incur in and about the business of the Company. Other than remuneration for professional services described in this Part 10, if any director performs any services for the Company that in the opinion of the directors are outside the ordinary duties of a director or if he or she is specifically occupied in or about the Company's business other than as a director, he or she may be paid a remuneration to be fixed by the directors. The remuneration so fixed may be either in addition to or in substitution for any other remuneration that he or she may be entitled to receive and the additional remuneration may be charged as part of ordinary working expenses of the Company. Unless otherwise determined by ordinary resolution, the directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company, to his or her spouse or dependants and they may also make any contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance in respect of that director.

10.6 Right to Office and Contract with Company. A director may hold any office or place of profit in the Company, other than auditor, in conjunction with his or her office of director for the period and on such terms as the directors may determine. Subject to compliance with the Business Corporations Act, no director or intended director is disqualified by his or her office from contracting with the Company with regard to his or her tenure of office or place of profit or as vendor, purchaser or otherwise.

10.7 Director Acting in Professional Capacity. Any director may act by him or herself or his or her firm in a professional capacity for the Company and he or she or his or her firm is entitled to remuneration for professional services as if he or she were not a director.

10.8 Alternate Directors. Any director may from time to time appoint any person who is approved by resolution of the directors to be his or her alternate director provided that approval is not required if a director is appointed alternate director for another director. The appointee, while he or she holds office as an alternate director, is entitled to notice of meetings of the directors and, in the absence of the director for whom he or she is an alternate, to attend and vote at meetings as a director and is not entitled to be remunerated otherwise than out of the remuneration of the director appointing him or her. Any director may make or revoke an appointment of his or her alternate director by notice in writing sent to the Company. A person may act as an alternate for more than one director at any given time and a director may act as an alternate director for any other director. No person may act as an alternate director unless that person qualifies under the Business Corporations Act to act as a director of the Company. Every alternate director, if authorized by the notice appointing him or her, may sign any consent resolution in place of the director appointing him or her.

10.9 Appointment of Attorney. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the members of the Company or in favour of any corporation, or any of the shareholders, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

10.10 Interested Directors. A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

10.11 Interested Director may be Director of Other Corporation. A director may be or become a director or other officer or employee of or otherwise interested in, any other corporation or firm, whether or not the Company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, such director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, officer or employee or, or from his interest in, such other corporation or firm.

            PART 11 - ELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS
            --------------------------------------------------------

11.1 Election and Appointment. The shareholders may elect or appoint directors at any time and from time to time. Sixty-days prior written notice must be provided to the Company for any proposed non-management nomination to the Board.

11.2 Elections and Appointments at Annual General Meetings. At each annual general meeting all the directors retire and the shareholders must elect or appoint a Board of Directors consisting of the number of directors for the time being fixed pursuant to Part 10. Any retiring director is eligible for re-election or re-appointment. If the holding of an annual general meeting of the Company is deferred or waived by a unanimous resolution of all shareholders entitled to vote at the annual general meeting, each director in office on the annual reference date selected in the unanimous resolution continues to be a director until the next annual reference date unless that director retires or is removed prior to the next annual reference date.

11.3 Filling a Casual Vacancy. The directors may at any time and from time to time appoint any person as a director to fill a casual vacancy among the directors or a vacancy resulting from an increase of the number of directors.

11.4 Power to Appoint Additional Directors. Between successive annual general meetings, the directors have the power to appoint one or more additional directors but not more than one-third the number of directors elected or appointed at the last annual general meeting at which directors were elected or appointed. Any director so appointed may hold office only until the next following annual general meeting of the Company but is eligible for election at such meeting and, so long as he or she is an additional director, the number of directors is increased accordingly.

11.5 Removal of Directors. If a director is convicted of an indictable offence or ceases to be qualified to act as a director of the Company and does not promptly resign, the Company may remove the director before the expiration of the director's term of office by a resolution of the directors. The Company may otherwise remove a director before the expiration of the director's term of office by an ordinary resolution of the shareholders.

                       PART 12 - PROCEEDINGS OF DIRECTORS
                       ----------------------------------

12.1 Meetings and Quorum. The directors may hold meetings as they think fit for the dispatch of business and may adjourn and otherwise regulate their meetings and proceedings as they think fit. The directors may from time to time fix the quorum necessary for the transaction of business and unless so fixed the quorum is a majority of the Board.

12.2 Chair. The chair of the Board, if any, of the Company is entitled to act as chair of every meeting of the Board but if at any meeting the chair of the Board, if any, is not present within 15 minutes after the time appointed for holding the meeting, or if the chair of the Board is not willing to act as chair, the directors present must choose one of their number to act as chair.

12.3 Call and Notice of Meetings. A director may at any time call a meeting of the directors. Reasonable notice specifying the time and place of that meeting shall be personally given or sent to each director by mail, postage prepaid, addressed to each director's address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, fax or any method of transmitting legibly recorded messages. It is not necessary to give to any director notice of a meeting of directors immediately following a general meeting at which that director has been elected or notice of a meeting of directors at which that director was appointed.

12.4 Validity of Meeting Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director does not invalidate any proceedings at that meeting.

12.5 Meeting Participation. A director may participate in a meeting of the directors or of any committee of the directors by video conference or telephone if all directors participating in the meeting, whether by video conference or telephone or in person, are able to communicate with each other. If all the directors consent, a director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than video conference or telephone if all directors participating in the meeting are able to communicate with each other. A director who participates in a meeting by a communications medium other than video conference or telephone is deemed to have agreed to participate by the other communications medium. A director who participates in a meeting by video conference, telephone or other communications medium is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and must be counted in the quorum for and is entitled to communicate and vote at that meeting.

12.6 Competence of Quorum. The directors at a meeting at which a quorum is present are competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the directors.

12.7 Committees. The directors may from time to time by resolution constitute, dissolve or reconstitute standing committees and other committees consisting of such persons as the directors may determine. Every committee so constituted has the authorities, powers and discretions that may be delegated to it by the directors and must act in accordance with any regulations that the directors may impose upon it.

12.8 Validity of Meeting if Directorship Deficient. All acts done by any director or by any member of a committee constituted by the directors, notwithstanding that it is discovered afterwards that there was some defect in the appointment of any person so acting or that he or she was disqualified, are valid.

12.9 Majority Rule . Questions arising at any meeting of the directors must be decided by a majority of votes. The chair shall not have a second and casting vote.

12.10 Resolutions in Writing. A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, signed by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of Directors and shall be effective on the dates dated thereon on the latest dated on any counterpart.

                               PART 13 - OFFICERS
                               ------------------

13.1 Appointment of Officers. The directors may appoint officers of the Company and may specify their duties. Any individual may be appointed to any office of the Company. Any person appointed Chairman shall be a director. Two or more offices of the Company may be held by the same individual.

                              PART 14 - DIVIDENDS
                              -------------------

14.1 Declaration of Dividends. Subject to the Business Corporations Act and the rights, if any, of shareholders holding shares with special rights and restrictions, the directors may declare dividends and fix the date of record and the date for payment of any dividend. No date of record for any dividend may precede the date of payment of that dividend by more than the maximum number of days permitted by the Business Corporations Act. No notice need be given of the declaration of any dividend. If no valid date of record is fixed, the date of record is deemed to be the same date as the date of payment of the dividend.

14.2 Dividend Bears No Interest. No dividend may bear interest against the Company.

14.3 Payment in Specie. The directors may direct payment of any dividend wholly or partly by the distribution of specific assets or of paid-up shares or bonds, debentures or other debt obligations of the Company or in any one or more of those ways and if any difficulty arises in regard to the distribution the directors may settle the difficulty as they think fit. The directors may fix the value for distribution of specific assets and may vest any of those specific assets in trustees upon such trusts for the persons entitled to those specific assets as the directors think fit.

14.4 Fractional Interests. Notwithstanding the provisions of this Part 14, if any dividend results in any shareholder being entitled to a fraction of a share, bond, debenture or other debt obligation of the Company, the directors may pay that shareholder the cash equivalent in place of that fraction of a share, bond, debenture or other debt obligation. The directors may arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of fractions of shares, bonds, debentures or other debt obligations of the Company on behalf of shareholders entitled to them.

14.5 Payment of Dividends. Any dividend payable in cash by the Company may be paid by cheque mailed to the registered address of the shareholder or in the case of joint shareholders to the registered address of the joint shareholder first named in the central securities register or to such person or to such address as any shareholder may direct in writing. Every cheque must be made payable to the order of the person to whom it is sent and in the case of joint shareholders to those joint shareholders.

14.6 Receipt by Joint Shareholders. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

                   PART 15 - ACCOUNTING RECORDS AND AUDITORS
                   -----------------------------------------

15.1 Accounts to be Kept. The directors must cause accounting records to be kept as necessary to properly record the financial affairs and condition of the Company and to comply with the provisions of statutes applicable to the Company.

15.2 Location of Accounts. The directors must determine the place at which the accounting records of the Company must be kept and those records must be open to the inspection of any director during the statutory business hours of the Company.

15.3 Inspection by Shareholder. Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company shall be entitled to inspect the accounting records of the Company.

15.4 Remuneration of Auditors. The directors may set the remuneration of any auditor of the Company.

                          PART 16 - SENDING OF RECORDS
                          ----------------------------

16.1 Manner of Sending Records. Unless the Business Corporations Act requires otherwise, a record may be sent:

         (a) to the Company by delivery or mail to the Company at the delivery address or mailing address of its registered office or by fax or e-mail to a fax number or e-mail address specified by the Company for that purpose;

         (b) to a director by delivery or mail to the director at the prescribed address of that director or by fax or e-mail to the fax or e-mail address specified for that purpose by the director;

         (c) to a shareholder by delivery or mail to the shareholder at the registered address of that shareholder or by fax or e-mail to the fax or e-mail address specified for that purpose by the shareholder; or

         (d) to the person entitled to a share in consequence of the death or bankruptcy of a shareholder by delivery or mail or by fax or e-mail to that person at the address specified for that purpose by the person so entitled and until that address, fax number or e-mail address has been so specified, the record may be sent in any manner in which it might have been sent if the death or bankruptcy had not occurred.

16.2 Sending to Joint Holders. A record may be sent by the Company to joint shareholders in respect of a share registered in their names by sending the record to the joint shareholder first named in the central securities register in respect of that share.

16.3 Notice to Trustees. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

         (a) mailing the record, addressed to such person:

                  (i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

                  (ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

         (b) if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

16.4 Date Record Deemed Received. If a record is sent by mail, postage prepaid, that record is deemed to have been received on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. If a record is sent by fax, e-mail or any other manner of transmitting visually recorded messages, that record is deemed to have been received on the day it is sent if received before or during statutory business hours that day and is deemed to have been received on the day, Saturdays and holidays excepted, following the date it is sent if received after statutory business hours or on a Saturday or holiday.

                               PART 17 - NOTICES
                               -----------------

17.1 Minimum Number of Days. Notice of a general meeting must be sent to all shareholders holding shares that carry the right to vote at general meetings at least 14 days before the general meeting. Notice of a class or series meeting must be sent to all shareholders holding shares of that class or series at least 14 days before the class or series meeting.

17.2 Persons to Receive Notice. Notice of every general meeting must be sent to:

         (a) every shareholder holding a share or shares carrying the right to vote at that meeting on the record date or, if no record date was established by the directors, on the date the notice is sent;

         (b) the personal representative of a deceased shareholder if entitled to notice by the Business Corporations Act;

         (c) the trustee in bankruptcy of a bankrupt shareholder if entitled to notice by the Business Corporations Act;

         (d)      every director; and

         (e)      the auditor, if any.

No other person is entitled to receive notices of general meetings.

17.3 Manner of Sending Notice. Any notice required or permitted by the Business Corporations Act, the regulations or these articles to be sent by or to a person may be sent in any manner prescribed for the sending of a record by the Business Corporations Act, the regulations or these articles and the provisions of section 6 and 7 of the Business Corporations Act shall apply to such notice as if such notice were a record as defined in the Interpretation Act of British Columbia.

                        PART 18 - EXECUTION OF DOCUMENTS
                        --------------------------------

18.1 Seal Optional. The directors may provide a common seal for the Company and may provide for its use. The directors have power to destroy the common seal and may provide a new common seal.

18.2 Official Seal. The directors may provide for use in any other province, state, territory or country an official seal that must have on its face the name of the province, state, territory or country where it is to be used.

18.3 Affixing of Seal to Documents. The directors must provide for the safe custody of each of the Company's seals, if any, which shall not be affixed to any instrument except by the authority of a resolution of the directors and by such person or persons as may be prescribed in and by that resolution and the person or persons so prescribed must sign every instrument to which the seal of the Company is affixed in his, her or their presence, provided that a resolution directing the general use of a seal, if any, may at any time be passed by the directors and applies to the use of that seal until countermanded by another resolution of the directors. In the absence of any resolution so authorizing the use of any seal, any seal of the Company may be affixed to any document that requires the seal of the Company in the presence of all the directors.

                           PART 19 - INDEMNIFICATION
                           -------------------------

19.1              Definitions.   In this Part 19:

         (a)     "associated corporation" means a corporation or entity that

                  (i)      is or was an affiliate of the Company;

                  (ii) is a corporation, other than the Company, for which the eligible party is or was a director, alternate director or officer, at the request of the Company, or

                  (iii) is a partnership, trust, joint venture or other unincorporated entity for which the eligible party holds or held a position equivalent to that of a director or officer at the request of the Company;

         (b) "eligible party" means a person who is or was a director, alternate director or officer of the Company;

         (c) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

         (d) "eligible proceeding" means a proceeding in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, alternate director or officer or holding or having held a position equivalent to that of a director, alternate director or officer of the Company or an associated corporation

                  (i)      is or may be joined as a party, or

                  (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

         (e) "expenses" includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding;

         (f) "proceeding" includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

19.2 Mandatory Indemnification of Eligible Parties. To the extent the Company is not so prohibited by the Business Corporations Act, the Company must indemnify each eligible party and the heirs and legal personal representatives of each eligible party against all eligible penalties to which each eligible party is or may be liable, and the Company must, after the final disposition of an eligible proceeding pay the expenses actually and reasonably incurred by each eligible party in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this Part 19.

19.3 Non-Compliance with Business Corporations Act. The failure of each eligible party to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

19.4 Advance Expenses. Unless prohibited by applicable law or court order, the Company must pay, as they are incurred, in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the eligible proceeding provided that the Company shall not make such payments unless the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by applicable law, the eligible party must repay the amounts advanced.

19.5 Indemnity Restricted. Despite any other provision of this Part 19, the Company is not obliged to make any payment that is prohibited by the Business Corporations Act or by court order in force at the date the payment is made.

19.6 Company May Purchase Insurance. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

         (a) is or was serving as a director, alternate director or officer of the Company;

         (b) is or was serving as a director, alternate director or officer of any associated corporation; or

         (c) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity against any liability incurred by him or her in such equivalent position.

                      PART 20 - AUTHORIZED SHARE STRUCTURE
                      ------------------------------------

20.1 Described in Notice of Articles. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

                  PART 21 - RESTRICTIONS ON BUSINESS OR POWERS
                  --------------------------------------------

21.1 No Restrictions. There are no restrictions on the business to be carried on or the powers to be exercised by the Company.

_______________________________________________
Signature of Incorporator


_______________________________________________
Print Full Name of Incorporator


DATE:__________________________________________

                                  APPENDIX "C"

                       CORPORATE GOVERNANCE DISCLOSURE OF

                           PAN AMERICAN SILVER CORP.



---------------------------------------------------- ----------------------------------------------------------------
      Governance Disclosure Guidelines under
        National Instrument 58-101 Disclosure of
             Corporate Governance Practices                  Comments
---------------------------------------------------- ----------------------------------------------------------------
1.   Board of Directors
     (a) Disclose the identity of directors          The following members of the board of directors (the "Board") of
         who are independent.                        Pan American Silver Corporation (the "Company") are considered to be "independent", within the meaning of the Corporate Governance
                                                     Disclosure Rules:

                                                     William A. Fleckenstein - independent
                                                     Michael Larson - independent
                                                     Michael J.J. Maloney - independent
                                                     Paul B. Sweeney - independent
                                                     John M. Willson - independent
                                                     John H. Wright - independent - former President and COO of the
                                                     Company (resigned July 2003)


---------------------------------------------------- ------------------------------------------------------------------
     (b) Disclose the identity of directors who      o     Ross J. Beaty - not independent - compensated member of the
         are not independent, and describe                 executive of the Company from April of 1994 to present
         the basis for that determination.
                                                     o     Geoffrey A. Burns - not independent - current President and
                                                           CEO of the Company

                                                     o     Mr. Wright is independent for the purposes of the Corporate
                                                           Governance Disclosure Rules, but will not be considered
                                                           independent under Nasdaq rules until July 2006.
---------------------------------------------------- ------------------------------------------------------------------
     (c) Disclose whether or not a majority of       A majority of the Company's directors are independent - Five of
         directors are independent. If a majority    eight current directors qualify as independent for the
         of directors are not independent,           purposes of the Corporate Governance Disclosure Rules and the
         describe what the Board does to             Nasdaq rules.
         facilitate its exercise of independent
         judgment in carrying out its
         responsibilities.
---------------------------------------------------- ------------------------------------------------------------------


---------------------------------------------------- ----------------------------------------------------------------
      Governance Disclosure Guidelines under
        National Instrument 58-101 Disclosure of
             Corporate Governance Practices                  Comments
---------------------------------------------------- ----------------------------------------------------------------
     (d) If a director is presently a director of         o   Ross Beaty - member of the board of directors of Lumina
         any other issuer that is a reporting                 Resources, Regalito Copper and Global Copper Corp.
         issuer (or the equivalent) in the same
         jurisdiction or a foreign jurisdiction,          o   Michael Larson - member of the board of trustees of
         identify both the director and the other             Western Asset/Claymore US Treasury Inflation
         issuer.                                              Protected Securities Fund and Western Asset/Claymore
                                                              US Treasury Inflation Protected Securities Fund (II).

                                                          o   Paul Sweeney - member of the board of directors of
                                                              Newgold Inc., Pacific Rim Mining Corp. and Polaris
                                                              Minerals Corporation.

                                                          o   John Willson - member of the board of directors of Aber
                                                              Diamond Corporation, Finning International Inc. and Nexen
                                                              Inc.

                                                          o   John Wright - member of the board of directors of
                                                              Regalito Copper, Global Copper Corp. and Northern Peru.

---------------------------------------------------- ------------------------------------------------------------------
     (e) Disclose whether or not the independent     Yes. Following each board of directors meetings, the independent
         directors hold regularly scheduled          members of the Board hold in-camera meetings at which which
         meetings at which non-independent           non-independent directors and members of management are not in
         directors and members of management are     attendance.
         not in attendance. If the independent
         directors hold such meetings, disclose
         the number of meetings held since the
         beginning of the issuer's most recently
         completed financial year. If the
         independent directors do not hold such
         meetings, describe what the Board does to
         facilitate open and candid discussion
         among its independent directors.
---------------------------------------------------- ------------------------------------------------------------------
     (f) Disclose whether or not the chair of the    Ross J. Beaty is the Chair of the Board and is not independent.
         Board is an independent director. If the    William Fleckenstein, an independent director, has been appointed
         Board has a chair or lead director who is   lead director. Michael J.J. Maloney, an independent director, is
         an independent director, disclose the       the Chairman of the Nominating and Governance Committee.
         identity of the independent chair or lead
         director, and describe his or her role and  The Board has adopted a position description for the lead responsibilities. If the Board has neither  director, which was recommended for adoption by the Board by the
         a chair that is independent nor a lead      Nominating and Governance Committee. The lead director's primary director that is independent, describe what responsibility is to ensure that the Board functions independent
         the Board does to provide leadership for    of management and to act as principal liaison between the
         its independent directors.                  independent directors and the Chief Executive Officer. Attached hereto as Schedule "A" is the "Mandate of the Lead Director".

---------------------------------------------------- ------------------------------------------------------------------


---------------------------------------------------- ----------------------------------------------------------------
      Governance Disclosure Guidelines under
        National Instrument 58-101 Disclosure of
             Corporate Governance Practices                  Comments
---------------------------------------------------- ----------------------------------------------------------------

    (g) Disclose the attendance record of each       For the financial year ended December 31, 2005, the Board held
        director for all Board meetings held         5 Board meetings.  The following is a list of the directors'
        since the beginning of the issuer's          attendance records:
        most recently completed financial year.      Ross J. Beaty - attended 5 of 5 Board meetings
                                                     Geoffrey A. Burns - attended 5 of 5 Board meetings
                                                     William A. Fleckenstein - attended 5 of 5 Board meetings and 2 of 2 independent Board meetings
                                                     Michael Larson - attended 5 of 5 Board meetings and 2 of 2 independent Board meetings
                                                     Michael J.J. Maloney - attended 5 of 5 Board meetings and 2 of
                                                     2 independent Board meetings
                                                     Paul B. Sweeney - attended 5 of 5 Board meetings and 2 of 2 independent Board meetings
                                                     John M. Willson - attended 5 of 5 Board meetings and 2 of 2 independent Board meetings
                                                     John H. Wright - attended 5 of 5 Board meetings and 2 of 2 independent Board meetings
---------------------------------------------------- ------------------------------------------------------------------
2.   Board Mandate

Disclose the text of the Board's written mandate.    The Board has adopted a formal written mandate which defines its
If the Board does not have a written mandate,        stewardship responsibilities. The terms of the Board of Directors
describe how the Board delineates its role and       Mandate are attached hereto as Schedule "B"
responsibilities.
---------------------------------------------------- ------------------------------------------------------------------
3.   Position Descriptions

    (a) Disclose whether or not the Board             The Board has adopted a written position description for the chair
        has developed written position                of the Board, which is attached hereto as Schedule "C" and tilted
        descriptions for the chair and the            "Mandate of the Chairman of the Board".
        chair of each Board committee.
        If the Board has not developed                As the chairman of the Board is not independent, a lead director
        written position descriptions for             has been appointed and given a mandate (see 1(f) above).
        the chair and/or the chair of
        each Board committee, briefly                 The chair of each committee has been provided with a mandate for
        describe how the Board delineates             the committee and has accepted leadership responsibilities for
        the role and responsibilities of              ensuring fulfilment of the applicable mandate. Each chair is
        each such position.                           sufficiently skilled through education and experience to lead the respective committee.
---------------------------------------------------- ------------------------------------------------------------------

     (b) Disclose whether or not the Board and        The Board has adopted a written position description for the chief
         CEO have developed a written position        executive officer, which is attached hereto as Schedule "D" and
         description for the CEO. If the Board        tilted "Mandate of the Chief Executive Officer".
         and CEO have not developed such a
         position description, briefly
         describe how the Board delineates the
         role and responsibilities of the CEO.
---------------------------------------------------- ------------------------------------------------------------------


---------------------------------------------------- ----------------------------------------------------------------
      Governance Disclosure Guidelines under
        National Instrument 58-101 Disclosure of
             Corporate Governance Practices                  Comments
---------------------------------------------------- ----------------------------------------------------------------

4.  Orientation and Continuing Education

    (a)   Briefly describe what measures              Each new director, on joining the Board, is given an outline
          the Board takes to orient new               of the nature of the Company's business, its corporate
          directors regarding (i) the role of         strategy, current issues within the Company, the expectations
          the Board, its committees and its           of the Company concerning input from directors and the
          directors, and (ii) the nature and          general responsibilities of the Company's directors. Each new
          operation of the issuer's business.         director is given a board manual which includes all Board
                                                      policies and mandates. New directors are required to meet
                                                      with management of the Company to discuss and better
                                                      understand the business of the Company and will be advised by counsel to the Company of their legal obligations as
                                                      directors of the Company. Directors have been and will
                                                      continue to be given tours of the Company's mines and
                                                      development sites to give such directors additional insight into the Company's business.
---------------------------------------------------------------------------------------------------------------------

    (b)   Briefly describe what measures,             Directors have been and will continue to be given tours of
          if any, the Board takes to provide          the Company's silver mines and development sites to give such
          continuing education for its                directors additional insight into the Company's business. In
          directors. If the Board does not            addition, the General Counsel of the Company has the
          provide continuing education,               responsibility of circulating to the Board members, on a
          describe how the Board ensures that         quarterly basis, a memorandum summarizing new and evolving
          its directors maintain the skill            precedents applicable to directors of public companies with
          and knowledge necessary to meet             respect to their conduct, duties and responsibilities.
          their obligations as directors.

---------------------------------------------------------------------------------------------------------------------

5.  Ethical Business Conduct

    (a)   Disclose whether or not the                 As part of its stewardship responsibilities, the Board has
          Board has adopted a written code            approved a formal "Code of Ethical Conduct" (the "Code") that
          for the directors, officers and             is designed to deter wrong-doing and to promote honest and
          employees. If the Board has adopted         ethical conduct and full, accurate and timely disclosure. The
          a written code: (i) disclose how a          Code is applicable to all the Company"s directors, officers
          person or company may obtain a copy         and employees. The Board monitors compliance with the Code
          of the code; (ii) describe how the          and is responsible for the granting of any waivers from these
          Board monitors compliance with its          standards to directors or executive officers. Disclosure will
          code, or if the Board does not              be made by the Company of any waiver from these standards
          monitor compliance, explain whether         granted to the Company"s directors or executive officers in
          and how the Board satisfies itself          the Company"s quarterly report that immediately follows the
          regarding compliance with its code;         grant of such waiver.
          and (iii) provide a cross-reference
          to any material change report filed         There has been no conduct of a director or executive officer
          since the beginning of the issuer's         that constitutes a departure from the Code, and no material
          most recently completed financial           change report in that respect has been filed.
          year that pertains to any conduct
          of a director or executive officer
          that constitutes a departure from
          the code.

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------- ------------------------------------------------------------------
      Governance Disclosure Guidelines under
        National Instrument 58-101 Disclosure of
             Corporate Governance Practices                                      Comments
-----------------------------------------------------------------------------------------------------------------------

    (b)   Describe any steps the Board                Directors must disclose to the General Counsel any instances
          takes to ensure directors exercise          in which they perceive they have a material interest in any
          independent judgment in                     matter being considered by the Board; and if it is determined
          considering transactions and                there is a conflict of interest, or that a material interest
          agreements in respect of which a            is held, the conflict must be disclosed to the Board. In
          director or executive officer has           addition, the interested Board member must refrain from
          a material interest.                        voting and exit the meeting while the transaction at issue is being considered by the Board.

----------------------------------------------------------------------------------------------------------------------

    (c)   Describe any other steps the                The Company's Nominating and Governance Committee is
          Board takes to encourage and                responsible for setting the standards of business conduct
          promote a culture of ethical                contained in the Code and for overseeing and monitoring
          business conduct.                           compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

                                                      The Board sets the tone for ethical conduct throughout the
                                                      Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

----------------------------------------------------------------------------------------------------------------------

6.  Nomination of Directors

    (a)   Describe the process by which               The Nominating and Governance Committee identifies, reviews
          the Board identifies new                    the qualifications of and recommends to the Board possible
          candidates for Board nomination.            nominees for election or re-election to the Board at each
                                                      annual general meeting of the Company and identifies, reviews
    (b)   Disclose whether or not the                 the qualifications of and recommends to the Board possible
          Board has a nominating committee            candidates to fill vacancies on the Board between annual
          composed entirely of independent            general meetings. The Nominating and Governance Committee
          directors. If the Board does not            also annually reviews and makes recommendations to the Board
          have a nominating committee                 with respect to the composition of the Board.
          composed entirely of independent
          directors, describe what steps the          All members of the Nominating and Governance Committee are
          Board takes to encourage an                 outside, non-management and independent directors in
          objective nomination process.               accordance with the Corporate Governance Disclosure Rules and the Nasdaq Rules.
    (c)   If the Board has a nominating
          committee, describe the                     The Nominating and Governance Committee oversees the
          responsibilities, powers and                effective functioning of the Board and annually reviews and
          operation of the nominating                 makes recommendations to the Board with respect to: (i) the
          committee.                                  composition of the Board; (ii) the appropriateness of the
                                                      committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii)
                                                      the appropriateness of the terms of the mandate and
                                                      responsibilities of the Board.

--------------------------------------------------------------------------------------------------------------------


---------------------------------------------------- ------------------------------------------------------------------
      Governance Disclosure Guidelines under
        National Instrument 58-101 Disclosure of
             Corporate Governance Practices                                      Comments
-----------------------------------------------------------------------------------------------------------------------

7.   Compensation

    (a)   Describe the process by which               The Company's Director of Human Resources and Compensation
          the Board determines the                    Committee reviews overall compensation policies and makes
          compensation for the issuer's               recommendations to the Board on the compensation of executive
          directors and officers.                     officers.

    (b)   Disclose whether or not the                 The Compensation Committee is comprised of two directors,
          Board has a compensation committee          both of whom are independent directors for the purposes of
          composed entirely of independent            the TSX Guidelines and the Nasdaq rules. The Chairman of the
          directors. If the Board does not            Compensation Committee is John M. Willson.
          have a compensation committee
          composed entirely of independent            The Compensation Committee determines the salary and benefits
          directors, describe what steps the          of the executive officers of the Company, determines the
          Board takes to ensure an objective          general compensation structure, policies and programs of the
          process for determining such                Company, administers the Company's Annual Incentive Plan,
          compensation.                               Long-Term Incentive Plan and Stock Option and Stock Bonus
                                                      Plan, and delivers an annual report to shareholders on
    (c)   If the Board has a                          executive compensation. In addition, the Compensation
          compensation committee, describe            Committee reviews and makes recommendations to the Board for
          the responsibilities, powers and            approval with respect to the annual and long term corporate
          operation of the compensation               goals and objectives relevant to determining the compensation
          committee.                                  of the President and CEO and the Chairman of the Board.

    (d)   If a compensation consultant
          or advisor has, at any time since
          the beginning of the issuer's most
          recently completed financial year,
          been retained to assist in
          determining compensation for any
          of the issuer's directors and
          officers, disclose the identity of
          the consultant or advisor and
          briefly summarize the mandate for
          which they have been retained. If
          the consultant or advisor has been
          retained to perform any other work
          for the issuer, state that fact
          and briefly describe the nature of
          the work.

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------- ------------------------------------------------------------------
      Governance Disclosure Guidelines under
        National Instrument 58-101 Disclosure of
             Corporate Governance Practices                                      Comments
-----------------------------------------------------------------------------------------------------------------------


8.  Other Board Committees

    If the Board has standing committees other        The Board also has a Health, Safety and Environment Committee
    than the audit, compensation and nominating       which consists of eight directors (all of the members of the
    committees, identify the committees and           Board). The Company recognizes that proper care of the
    describe their function.                          environment is integral to its existence, its employees, the communities in which is operates and all of its operations.
                                                      The Health, Safety and Environment Committee ensures that an audit is made, not less than annually, of all construction, remediation and active mines. The results of such audits are reported to the Health, Safety and Environment Committee as is the progress on any significant remediation efforts. The
                                                      Health, Safety and Environment Committee ensures that strict policies with respect to the health and safety of its
                                                      employees are in place at each of its operations and that
                                                      such policies are vigorously enforced.

----------------------------------------------------------------------------------------------------------------------


---------------------------------------------------- ------------------------------------------------------------------
      Governance Disclosure Guidelines under
        National Instrument 58-101 Disclosure of
             Corporate Governance Practices                                      Comments
-----------------------------------------------------------------------------------------------------------------------


9.  Assessments

          Disclose whether or not the board,          The Chairman of the Board and the CEO are assessed each year
          its committees and individual               on the basis of the objectives set out by the Board for their
          directors are regularly assessed            respective positions, their individual performance throughout
          with respect to their                       the year and their ability to execute on long-term strategy.
          effectiveness and contribution. If          The Chairman and the CEO are assessed first by the
          assessments are regularly                   Compensation Committee and then by the Board as a whole.
          conducted, describe the process
          used for the assessments. If                The Board has also appointed a Nominating and Governance
          assessments are not regularly               Committee, which proposes and makes recommendations to the
          conducted, describe how the board           Board with respect to: (i) the composition of the Board; (ii)
          satisfies itself that the board,            the appropriateness of the committees of the Board, their
          its committees, and its individual          mandates and responsibilities and the allocation of directors
          directors are performing                    to such committees; and (iii) the appropriateness of the
          effectively.                                terms of the mandate and responsibilities of the Board.
                                                      During 2005, the Nominating and Governance Committee, in
                                                      consultation with the entire Board, undertook to formally
                                                      establish the roles and responsibilities of each of the Lead
                                                      Director, the Chairman of the Board and the CEO and determine against what criteria each such position should be assessed.

                                                      To date, the Board and the Nominating and Governance
                                                      Committee have not assessed the effectiveness of each member of the Board or the Board as a whole. Each Board member is significantly qualified through their current or previous
                                                      professions and no member has failed to attend any meeting of the Board or a committee thereof. Each member fully
                                                      participates in each meeting having in all cases been
                                                      specifically canvassed for their input.

                                                      The Nominating and Governance committee, having been
                                                      satisfied with the performance of the Board will, as it is now deemed appropriate, develop a more formal process, which will include periodic confidential surveys and assessments of the directors, the Board as a whole and the committees of the
                                                      Board.

--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE "A"

                           PAN AMERICAN SILVER CORP.
                                (the "Company")

                          MANDATE OF THE LEAD DIRECTOR

The board of directors of the Company (the "Board") has created the position of Lead Director, to be filled when the chairman of the Board is not an independent member of the Board within the meaning of applicable corporate governance regulations. The Lead Director's primary responsibility will be to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer.

DUTIES AND RESPONSIBILITIES

1. The Lead Director will preside as chair over all meetings of the independent directors that are held in the absence of management, and determine the procedure taken at such meetings.

2. In consultation with the Chairman of the Board, the Lead Director will review and make recommendations with respect to the agenda for all of the meetings of the full board.

3. At any time during a meeting of the Board, the Lead Director may request that the independent directors meet in the absence of members of management. Upon such request, the Chairman of the Board shall cause the ordinary business of the Board to be halted to permit the meeting to take place and the ordinary business of the Board shall not resume until such meeting has concluded.

4. The Lead Director, in cooperation with the Chairman of the Board and the other directors, shall provide the leadership necessary to provide greater assurance that:

         a) the responsibilities of the Board and its committees are well understood by the members and management of the company;

         b)   the Board works as a cohesive team;

         c) adequate resources and timely and relevant information are available to the Board to support its work;

         d) the effectiveness of the board and its committees is assessed on a regular basis;

         e) the Board's committee structure and committee mandates are appropriate and adequate to support the discharge of the Board's responsibilities; and

         f) the scheduling, organization and procedures of the Board and committee meetings provide adequate time for due consideration and serious discussion of relevant issues.

           The mandate of the Lead Director shall be reviewed by the Board, or one of its committees, at least once a year.

                                  SCHEDULE "B"

                           PAN AMERICAN SILVER CORP.
                                (the "Company")

                           BOARD OF DIRECTORS MANDATE

STEWARDSHIP RESPONSIBILITY

A. Subject to the Memorandum and Articles of the Company and applicable law, the Board of Directors of the Company (the "Board") has a responsibility for the stewardship of the Company, including the responsibility to:

         (i) supervise the management of and oversee the conduct of business of the Company;

         (ii) provide leadership and direction to management;

         (iii) evaluate management;

         (iv) set policies appropriate for the business of the Company; and

         (v)  approve corporate strategies and goals.

BOARD COMPOSITION AND MEETINGS

A. A majority of the Board shall be unrelated to the Company.

           For the purposes of this Mandate, an "unrelated director" means a director who is independent of the management of the Company and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

B. The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose a slate of nominees to the shareholders for election as directors for the ensuing year.

C.     Immediately following each annual general meeting, the Board shall:

         (i) elect a Chairman of the Board and, when desirable, a lead director of the Board, and establish their duties and responsibilities;

         (ii) appoint the President and CEO of the Company and establish their duties and responsibilities;

         (iii) on the recommendation of the CEO, appoint the senior officers of the Company and approve the senior management structure of the Company;

         (iv) appoint a nominating and governance committee, an audit committee, a compensation committee and a health, safety and environment committee; and

         (v) approve the mandate, duties and responsibilities of each committee of the board of directors;

D. The Board shall be responsible for monitoring the performance of the President and CEO, and for determining the compensation of the President and CEO.

E. From time to time, the Board may appoint special committees to assist the Board in connection with specific matters.

F. The Board shall meet not less than four times during each year and will endeavour to hold one meeting in each financial quarter. The Board will also meet at any other time at the call of the Chairman of the Board or, subject to the Memorandum and Articles of the Company, of any director.

POSITION DESCRIPTIONS

A. The Board will ensure the Company has management of the highest calibre. This responsibility is carried out primarily by:

         (i) appointing the President as the Company's business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the President's performance;

         (ii) developing position descriptions for the Chairman of the Board and the chair of each board committee and, with the CEO, developing position descriptions for the President and CEO, and regularly assessing those appointed individuals against such descriptions; and

         (iii) developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives.

B. A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman of the Board need not be independent of management.

C. The principal duties and responsibilities of the lead director will be as established by the Board from time to time. The lead director will be independent of management.

D. The Board will ensure that proper limits are placed on management's authority.

STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT SYSTEM

A. The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.

B. The President and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board.

C. The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

D. The Board will provide guidance to the President and senior management team with respect to the Company's ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

INTERNAL CONTROLS AND MANAGEMENT INFORMATION SYSTEMS

A. Through the President and CEO, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS POLICY

A. The Board will monitor and review annually the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

         (i) effective means to enable shareholders to communicate with senior management and the Board; and

         (ii) effective channels by which the Company will interact with analysts and the public.

B. The Board will approve the content of the Company's major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.

C. The Board will maintain a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

SUCCESSION PLANNING

A. The Board will keep in place, and review regularly, adequate and effective succession plans for the Chairman, President and senior management personnel (including appointing, training and monitoring senior management).

BOARD INDEPENDENCE

A. The Board will provide for the independent functioning of the Board. The Board will implement appropriate structures and procedures to ensure that the Board can function independently of management at such times as is desirable or necessary through:

         (i) the recruitment of strong, independent directors, who shall compose a majority of the Board;

         (ii) the appointment of a committee of directors independent of management;

         (iii) the appointment of a lead director who is not a member of management; and

         (iv) the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management and which is chaired by the lead director.

B.     All directors will have open access to the Company's senior management.

C. The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

A. The Nominating and Governance Committee, in conjunction with the Chairman and President, is responsible for ensuring that new directors are provided with an orientation and education program.

B. The details of the orientation of each new director will be tailored to that director's individual needs and areas of interest.

C. The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

A. Approve all capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects.

B. Approve all single expenditure items proposed by the Company exceeding $2,000,000 not provided for in any approved capital plan.

C. Approve any policy for hedging and forward sales of silver and/or base metals.

D.     Approve any policy for management of foreign currency risk.

E.     Approve the annual budget.

F. Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

G. Develop the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

H. Adopt and monitor, through the Nominating and Governance Committee, a formal code of business ethics that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

A. The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Company.

                                  SCHEDULE "C"

                           PAN AMERICAN SILVER CORP.
                                (the "Company")

                      MANDATE OF THE CHAIRMAN OF THE BOARD

In addition to the responsibilities and specific duties set out in the Board Mandate, the chairman of the board of directors (the "Chairman") of the Company has the responsibilities and duties described below.

GLOBAL STATEMENT

The Chairman provides effective leadership to the board of directors (the "Board") in the governance of the Company. The Chairman sets the "tone" for the Board and its members to foster ethical and responsible decision-making, appropriate oversight of management and best corporate governance practices.

A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time.

APPOINTMENT

    1.   The Chairman will:

         (a)  be a duly elected or appointed member of the Board;

         (b)  be appointed as Chairman by the Board each year; and

         (c) have the competencies and skills recommended by the Compensation and Nominating and Governance Committees, respectively.

    2. The performance of the Chairman will be evaluated annually by the Board and the Chairman may be removed or replaced at any time by the Board if the Chairman's performance does not meet the expectations of the Board.

DUTIES AND RESPONSIBILITIES

    1.   The Chairman shall have the following responsibilities:

         (a) with the Board, to lead, manage and organize the Board, consistent with the approach to corporate governance practices adopted by the Board from time to time and to ensure the Board is accountable for the Company's overall approach to governance issues;

         (b) except as otherwise authorized by the by-laws of the Company, to preside as chair at all meetings of the Board and shareholders;

         (c) to ensure that the shareholders meet at least once annually and as many additional times as required by law;

         (d) with the Chief Executive Officer ("CEO"), to set the agenda of the Board and shareholders' meetings in consultation with the corporate secretary of the Company;

         (e) to ensure that all business set out in the agendas of Board meetings is discussed and brought to resolution, as required;

         (f) to assist the committees and committee chairs to bring important issues forward to the Board for consideration and resolution;

         (g) to provide the Board, the Board committees and individual directors with leadership to assist them to carry out their duties and responsibilities effectively and efficiently, and independently from management;

         (h) to ensure that the Board meets in separate, regularly scheduled, non-management, in-camera sessions;

         (i) to ensure the responsibilities of the Board are effectively carried out in compliance with the Board Mandate and that the functions of the Board delegated to committees of the Board are carried out by the committees and reported to the Board and recorded as such;

         (j) together with the CEO and the nominating and governance committee, to actively participate in the recruitment, education and retention of directors;

         (k) to act as a liaison between the Board and the senior management of the Company including acting as an advisor to the CEO;

         (l) to ensure the Board represents and protects the interests of its shareholders;

         (m) to foster ethical and responsible decision-making by the Board, the Board committees and individual directors;

         (n) to ensure that the boundaries between Board and management responsibilities are clearly understood and respected and that relationships between Board and management are conducted in a professional and constructive manner;

         (o) with the nominating and governance committee, to respond to potential conflicts of interest situations;

         (p) with the chair of the Nominating and Governance Committee, to actively participate in and oversee the administration of the annual evaluation of performance and effectiveness of the Board, Board committees, all individual directors and committee chairs, other than that of the Chairman;

         (q) to evaluate, once or more annually, as the nominating and governance Committee decides, this position description and recommended to the Board for consideration any changes thereto;

         (r) at the request of the CEO, to represent the Company to shareholders and external stakeholders, including local community groups, government and non-governmental organizations;

         (s) to actively participate in the corporate development and growth of the Company;

         (t) to assist the CEO in formulating the Company's corporate mission statement and overall strategy of the Company;

         (u) to assist in securing any financings deemed by the Board to be necessary for the Company to maintain its operations and development and assist with the assessment of financing options including debt, equity and hybrid alternatives;

         (v) to assist in ensuring the development of appropriate funding alternatives with the development of a strategy for negotiating with debt investors and equity underwriters; and

         (w) to carry out such other duties and responsibilities as may be required of the Chairman by the Board from time to time.

                                  SCHEDULE "D"

                           PAN AMERICAN SILVER CORP.
                                (the "Company")

                     MANDATE OF THE CHIEF EXECUTIVE OFFICER

In addition to the responsibilities and specific duties set out in the Board Mandate, the Chief Executive Officer (the "CEO") of the Company has the responsibilities and duties described below.

GLOBAL STATEMENT

The CEO provides effective leadership and vision for the Company and sets an example for management to foster ethical and responsible decision-making, appropriate oversight of management and best corporate governance practices.

The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the board of directors of the Company (the "Board").

APPOINTMENT

    1.   The CEO will:

(a) be a duly elected or appointed member of the Board;

(b) be appointed as CEO by the Board each year; and

(c) have the competencies and skills recommended by the Compensation and Nominating and Governance Committees, respectively.

    2.   The performance of the CEO shall be evaluated annually by the Board.

    3. The CEO is not "independent" as such term is defined in the document entitled "Meaning of Director Independence".

DUTIES AND RESPONSIBILITIES

    5. The CEO shall report to the Chairman of the Board and be accountable to the Board and to the committees of the Board as requested from time to time by the Chairman of the Board and the chairs of the committees of the Board.

    6. The CEO shall be responsible for the management of the affairs of the Company. The CEO shall have the following specific responsibilities and these do not, in any way, limit or comprehensively define the CEO's overall responsibilities for the management of the affairs of the Company:

         (a) to provide leadership and vision to manage the Company in the best interests of its shareholders;

         (b) to provide general supervision and management of the daily and routine affairs of the Company within the guidelines established by the Board, consistent with decisions requiring prior approval of the Board and the Board's expectations of management;

         (c) to guide and inspire the employees of the Company, providing the executive leadership necessary to ensure the long-term success of the Company;

         (d) to provide leadership in establishing the Company's long term plan in conjunction with the Board;

         (e) to communicate in a timely fashion with the Board any matters of importance affecting the Company and its ability to carry on its business, to work closely with the chairman of the Board in setting Board agendas, and to provide timely and relevant information to the Board to enable the Board to effectively discharge its obligations;

         (f) to assist the Nominating and Governance Committee chair in developing the Board, Board committee and executive position mandates;

         (g) to assist the Nominating and Governance Committee chair in developing an orientation program for new directors and a continuing education program for directors;

         (h) to develop and maintain an effective organizational structure that reflects operational needs and defines the authority and responsibility of management;

         (i) with the compensation committee and director of human resources, to manage the human resources department, including the succession planning process, and to make recommendations to the Board for the appointment of officers of the Company;

         (j) to appoint, counsel and monitor the performance of senior management, and to ensure the Board has regular exposure to senior management;

         (k) with the compensation committee, make recommendations to the Board on salary levels and bonuses for senior management and stock options for employees and management;

         (l) with the nominating and governance committee and the Board, to participate in developing the position of CEO, and annually review and make recommendations to the Board with respect to the appropriateness of the terms of this position description;

         (m) with the compensation committee and the Board, to participate in developing CEO annual accountabilities consisting of personal and corporate goals and objectives aligned with the Company's mission, long term goal and strategic objectives, as well as indicators to measure the CEO performance, and present them to the Board for review, and in the Board's discretion, approval;

         (n) to ensure that an annual evaluation of CEO performance is conducted by the nominating and governance committee and the Board;

         (o)  to set the ethical tone for the Company and management, including
              (i) overseeing the administration and implementation of, and compliance with, the Company's policies and procedures; (ii) take all reasonable steps to satisfy the Board as to the integrity of the CEO and other senior officers; and (iii) take all reasonable steps to satisfy the Board that the CEO and other senior officers create a culture of integrity throughout the organization;

         (p) with the chief financial officer of the Company, to implement policies and processes to ensure the integrity of the Company's internal control, management information systems and financial reporting;

         (q) to serve as an external spokesperson for the Company, including effectively managing relations with the Company's external stakeholders, shareholders, customers, creditors, suppliers, the media, government and non-government organizations;

         (r) to ensure compliance with, and suggest to the Board for approval, any revisions to the communications policy of the Company;

         (s) to provide required regulatory certifications regarding the Company and its activities;

         (t) to formulate the Company's corporate mission statement and overall strategy of the Company;

         (u) to ensure that annual objectives, long term and strategic plans, periodic business, capital and operating plans and budgets for the Company are developed and recommended to the Board for approval, and to monitor the corporate performance relative to the foregoing and provide periodic reports to the Board on such performance;

         (v) to facilitate the securing of any financings deemed by the Board to be necessary for the Company to maintain its operations and development and carry out assessments of various financing alternatives including debt, equity and hybrid options;

         (w) to ensure the development of appropriate funding alternatives with the development of a strategy for negotiating with debt investors and equity underwriters;

         (x) to make regular assessments of the capital structure of the Company in order to ensure an optimal capital mix of debt and equity; and

         (y) to otherwise ensure the development of policies necessary for the corporation to achieve its strategy and objectives and recommend those policies to the Board as appropriate.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Pan American Silver Corp., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 11, 2006
         PAN AMERICAN SILVER CORP.



By:
/s/  Robert Pirooz
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Robert Pirooz
Secretary